Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

LIBERTY SAFE HOLDING CORPORATION,

THE STOCKHOLDERS AND OPTIONHOLDERS OF LIBERTY SAFE HOLDING CORPORATION,

COMPASS GROUP DIVERSIFIED HOLDINGS LLC, AS THE SELLERS REPRESENTATIVE,

and
INDEPENDENCE BUYER, INC.

Dated as of July 16, 2021

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of July 16, 2021 (the "Effective Date"), is entered into by and among Liberty Safe Holding Corporation, a Delaware corporation (the "Company"), the Stockholders and Optionholders of the Company signatories to this Agreement (each a "Seller" and collectively, the "Sellers"), Compass Group Diversified Holdings LLC, a Delaware limited liability company, as the Sellers' representative (the "Sellers Representative"), and Independence Buyer, Inc., a Delaware corporation (the "Buyer"). Each of the Buyer, the Company, the Sellers and the Sellers Representative may be referred to herein individually as a "Party" and collectively as the "Parties." Unless the context otherwise requires, terms used in this Agreement that are capitalized and not otherwise defined in context have the meanings set forth or cross-referenced in ARTICLE I.

RECITALS
A. As of the Effective Date, the Stockholders own, beneficially and of record, all of the issued and outstanding capital stock of the Company and the Optionholders hold all of the outstanding options granted by the Company.

B. Based on the terms and subject to the conditions set forth in this Agreement, the Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, the Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:
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ARTICLE I
DEFINITIONS
For purposes of this Agreement:
"401(k) Plan" has the meaning set forth in Section 5.9(d).
"Accounting Firm" has the meaning set forth in Section 2.3(c).
"Accounting Methodologies" means GAAP and the accounting methodologies and principles set forth in Schedule I. Schedule I also contains a sample calculation of Net Working Capital for illustrative purposes only.
"Acquired Companies" means, collectively, the Company and the Company Subsidiaries.
"Action" means any action, arbitration, audit, claim, hearing, investigation, litigation, notice, proceeding or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.
"Adjustment Escrow Account" means the escrow account to be set up pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount.
"Adjustment Escrow Amount" means an amount equal to $2,000,000.
"Affiliate" means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person. The term "control" (including the terms "controlling", "under common control with" and "controlled by") means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of a majority of the outstanding voting securities, by contract or otherwise.
"Affiliated Group" means any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, consolidated, combined, unitary or similar group.
"Affordable Care Act" means the Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148, enacted in conjunction with the Health Care and Education Reconciliation Act of 2010.
"Agreement" has the meaning set forth in the preamble.
"Allocable Portion" means, with respect to each Seller, the percentage set forth opposite each such Seller's name under the heading "Allocable Portion" on Schedule II attached hereto, which schedule may be updated by mutual agreement of Buyer and the Sellers Representative from time to time prior to the Closing.
"Ancillary Agreement" means each agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Buyer, the Company, the Sellers Representative or any of the Sellers in connection with the consummation of the transactions contemplated by this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.

"Anti-Corruption Laws" has the meaning set forth in Section 5.20.
"Antitrust Approvals" means the actions, filings or approvals required to be filed with any Governmental Competition Authority in connection with the transactions contemplated by this Agreement.
"Assets" has the meaning set forth in Section 5.21(a).
"Audited Financial Statements" has the meaning set forth in Section 5.4(a).
"Balance Sheet Date" has the meaning set forth in Section 5.4(a).
"Business Day" means any day other than a Saturday, Sunday or a day on which banks are authorized or required to be closed in New York, New York.
"Buyer" has the meaning set forth in the preamble.
"Buyer Non-Released Claims" has the meaning set forth in Section 10.2(a).
"Buyer Parties" has the meaning set forth in Section 10.2(a).
"Buyer Plan" has the meaning set forth in Section 7.9(b).
"Buyer Released Claims" has the meaning set forth in Section 11.16(b).
"CARES Act" means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), Pub. L. 116–13 and any executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020), and any subsequent Law intended to address the consequences of the COVID-19 pandemic, including the American Rescue Plan Act, Pub. L. 117–2.
"Cash" means all cash, cash equivalents, marketable securities and deposits of the Company and any Company Subsidiary, including the amount of received but uncleared checks, drafts and inbound wires deposited or in transit for the account of the Company or any Company Subsidiary, minus the amount of any checks written (but not yet cashed) or outbound wires sent by the Company or any Company Subsidiary but only to the extent that such amounts are not reflected as a current liability in the determination of Net Working Capital, in each case as determined in accordance with the Accounting Methodologies; provided that in no event shall cash include cash in escrow accounts and cash subject to any legal or Contractual restriction on the ability to freely transfer or use such cash for any lawful purpose (including all security deposits with respect to the Leased Real Property).
"CDH" has the meaning set forth in Section 11.20.
"Closing" has the meaning set forth in Section 3.1(a).
"Closing Date" has the meaning set forth in Section 3.1(a).
"Closing Date Working Capital Adjustment Amount" means an amount (which may be positive or negative) equal to the difference between the Estimated Working Capital and the Target Working Capital.

"Closing Statement" has the meaning set forth in Section 2.3(b).
"COBRA" means Title I, Subtitle B, Part 6 of ERISA and Section 4980B of the Code.
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" has the meaning set forth in the preamble.
"Company Data" means all confidential data, information, and data compilations contained in the information technology systems or any databases of the Company and each Company Subsidiary, including Personal Data, that are used by, or necessary to the business of, the Company and each Company Subsidiary.
"Company Debt" means, without duplication, with respect to the Company and the Company Subsidiaries, all obligations (including any unpaid principal, accrued and unpaid interest, and prepayment penalties and other costs, fees or expenses triggered by or payable in connection with the Closing) under (a) indebtedness for borrowed money, (b) bonds, debentures, notes or other similar instruments or debt securities, (c) a letter of credit, bank guarantees, performance bonds or similar instruments solely to the extent drawn as of such time, (d) guarantees provided by the Company or the Company Subsidiaries in respect of the indebtedness or obligations referred to in clauses (a) through (c) of this definition, (e) obligations required by GAAP to be categorized as capitalized leases (other than operating leases), (f) deferred purchase price for property or service (including earnout obligations and seller notes, in each case, valued at the maximum amount), (g) Pre-Closing Taxes, (h) to the extent not included in Selling Expenses, unpaid severance or other termination-related payments or benefits accrued, payable or otherwise owed in respect of current or former directors, officers, employees or independent contractors whose employment, service or engagement is terminated prior to or, unless such termination was made by Buyer or at Buyer's request or direction, as of Closing, including the employer portion of any Taxes with respect to such payments (without regard to any ability to defer such Taxes under the CARES Act), (i) any payroll Taxes associated with wages accrued or payable prior to the Closing Date deferred to a Post-Closing Tax Period pursuant to the CARES Act, (j) all accrued and unpaid fees and expenses payable to any Seller (or any of their respective Affiliates) pursuant to any management or other similar agreement or arrangement with the Company or any of the Company Subsidiaries, and (k) the ERP Investment Amount; provided, however, that Company Debt will not include the amount of (i) indebtedness among the Company and the Company Subsidiaries, (ii) indebtedness incurred by the Buyer or its Affiliates (and subsequently assumed by the Company or the Company Subsidiaries) on or after the Closing Date, (iii) deferred revenue, trade payable or accounts payable of the Company and the Company Subsidiaries incurred in the Ordinary Course of Business and (iv) any amount reflected in the calculation of the Selling Expenses or Net Working Capital. Company Debt shall also include, with respect to the Company and the Company Subsidiaries, fifty percent (50%) of customer deposits (net of any vendor deposits) and fifty percent (50%) of unearned lock warranty revenue, in each case as of 12:01 a.m. on the Closing Date and calculated consistent with the past practices and methodologies of the Company and the Company Subsidiaries used in the preparation of the Financial Statements.
"Company Intellectual Property" has the meaning set forth in Section 5.6(a).

"Company's Knowledge" means the actual knowledge, after reasonable inquiry, of Steve Allred, Justin Buck, Greg Clements, Joe Fail (solely for purposes of Sections 5.18 and 5.19) and Brad Higginson (solely for purposes of Section 5.6). Notwithstanding the foregoing, "reasonable inquiry" will not require such Persons to make inquiries of (i) any Governmental Authority or landlord or any non-management level employee, in each case, as to the facts or matters represented or warranted; or (ii) any customer, supplier or vendor.
"Company Privacy Policies" means any (a) internal or external past or present data protection, data usage, privacy and security policies of the Company and each Company Subsidiary, (b) public statements, representations, obligations, promises, commitments relating to privacy, security, or the Processing of Personal Data, and (c) policies and obligations applicable to the Company and each Company Subsidiary as a result of any certification relating to privacy, security, or the Processing of Personal Data.
"Company Subsidiaries" has the meaning set forth in Section 5.2(b).
"Competition Laws" means Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.
"Competitive Business" has the meaning set forth in Section 7.15(b).
"Confidential Information" means any information concerning the businesses and affairs of the Company and the Company Subsidiaries, but excluding (a) any information that is or becomes generally available to the public (including any information that is publicly disclosed pursuant to and in accordance with Section 7.4) other than as a result of disclosure by the Sellers of such information in breach of their obligations under Section 7.11 or any other confidentiality or similar obligation, (b) any information that is or becomes available to any of the Sellers after the Closing Date on a non-confidential basis from source other than the Company or the Company Subsidiaries that is not known by such Person to be bound by any confidentiality or similar obligation or (c) any information that is developed by or on behalf of any of the Sellers without the benefit or use of information provided by the Company or the Company Subsidiaries.
"Confidentiality Agreement" means the Confidentiality Agreement, dated April 6, 2021, between the Company and the Buyer or an Affiliate of the Buyer relating to the transactions contemplated hereby.
"Consent" means any consent, approval, authorization, waiver or registration required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.
"Contract" means all legally binding written or oral contracts, leases, licenses and other agreements (including any amendments thereto).
"Copyrights" means all copyrights, whether in published or unpublished works, including: (a) literary works, and any other original works of authorship fixed in any tangible medium of expression; (b) databases, data collections and rights therein, software, and web site content; (c) rights to compilations, collective works and derivative works of any of the foregoing;

and (d) registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.
"Covered Employees" has the meaning set forth in Section 7.9(a).
"COVID Actions" means any commercially reasonable actions that Sellers or the Company determine in good faith are necessary or prudent for any or all of the Company or Company Subsidiaries to take in connection with (a) events surrounding any public health emergency, epidemic, pandemic or disease outbreak caused by COVID-19 (including shutting down or slowing down the operations of the business of the Company or the Company Subsidiaries, incurring additional indebtedness under existing facilities and reducing work forces), (b) reinitiating operation of all or a portion of the business of the Company or the Company Subsidiaries to the extent shut down or slowed down in response to the events referenced in clause (a) of this definition, (c) mitigating the adverse effects on the business of the Company or the Company Subsidiaries of the events referenced in clause (a) of this definition, and (d) protecting the health and safety of customers, employees and other business relationships and to ensure compliance with any Law, pronouncement or guideline issued by a Governmental Authority (including the Centers for Disease Control and Prevention or the World Health Organization) or industry group providing for business closures, "sheltering-in-place", "stay-at-home" or other restrictions, in each case, that relate to, or arise out of, health conditions (including any public health emergency, epidemic, pandemic or disease outbreak caused by the COVID-19 virus).
"D&O Tail Policy" has the meaning set forth in Section 7.7(c).
"Data Processor" means a natural or legal person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of the Company or any Company Subsidiary.
"Debt Financing" has the meaning set forth in Section 7.14(c).
"Debt Financing Sources" means the Persons that have committed to provide the Debt Financing or have otherwise entered into agreements in connection with the Debt Financing, including any lenders, arrangers, administrative agents, or trustees part of the Debt Financing, together with the former, current and future Affiliates, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing involved in the Debt Financing, and their successors and assigns.
"Disclosure Schedule" means the disclosure schedule delivered by or on behalf of the Company and the Sellers prior to or concurrently with the execution and delivery of this Agreement.
"Distribution Amount" means the sum of (i) the Initial Purchase Price, plus (ii) the aggregate Exercise Prices of the Options outstanding immediately prior to the Closing. For the avoidance of doubt, the aggregate amount payable to the Stockholders pursuant to Section 2.2(a) plus the aggregate Option Cancellation Payments pursuant to Section 2.2(b) shall equal the Initial Purchase Price.

"Domain Names" means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.
"DPA" has the meaning set forth in Section 6.7.
"Effective Date" has the meaning set forth in the preamble.
"Employee Plan" has the meaning set forth in Section 5.9(a).
"Environmental Law" means any Law relating to pollution or protection of the environment, natural resources, or the exposure to, generation, use, handling, storage, management, treatment, transportation, disposal, presence, or Release of any Hazardous Material.
"Equity Commitment Letter" has the meaning set forth in Section 6.6.
"Equity Financing" has the meaning set forth in Section 6.6.
"Equity Interest" means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ERISA Affiliate" means any Person which is, or has been, required to be aggregated with the Company or any of the Company Subsidiaries under Section 414 of the Code or which is under common control of the Company or any of the Company Subsidiaries within the meaning of Section 4001(b) of ERISA.
"ERP Investment Amount" means an amount equal to $250,000.
"Escrow Agent" means U.S. Bank National Association.
"Escrow Agreement" means the Escrow Agreement, to be entered into on the Closing Date by the Buyer, the Sellers Representative and the Escrow Agent, substantially in the form of Exhibit A hereto.
"Estimated Cash" has the meaning set forth in Section 2.3(a).
"Estimated Company Debt" has the meaning set forth in Section 2.3(a).
"Estimated Selling Expenses" has the meaning set forth in Section 2.3(a).
"Estimated Statement" has the meaning set forth in Section 2.3(a).
"Estimated Working Capital" has the meaning set forth in Section 2.3(a).

"Ex-Im Laws" means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.
"Excluded Benefits" has the meaning set forth in Section 7.9(a).
"Exercise Price" means with respect to any Option, the amount required to be paid by the Optionholder to fully and validly exercise such Option.
"Final Cash" means the Cash as of 12:01 a.m. Eastern Time on the Closing Date as finally agreed or determined pursuant to Section 2.3(c).
"Final Company Debt" means the Company Debt outstanding as of immediately prior to the Closing as finally agreed or determined pursuant to Section 2.3(c).
"Final Selling Expenses" means the unpaid portion of the Selling Expenses as of the Closing as finally agreed or determined pursuant to Section 2.3(c).
"Final Working Capital" means the Net Working Capital as of 12:01 a.m. Eastern Time on the Closing Date as finally agreed or determined pursuant to Section 2.3(c).
"Financial Statements" has the meaning set forth in Section 5.4(a).
"Fraud" means, with respect to any Person, (a) such Person intentionally making a false statement of fact in the representations and warranties pursuant to ARTICLE IV, ARTICLE V, or ARTICLE VI, as applicable, or the certificates delivered pursuant to Section 3.1(b)(iii) or Section 3.1(c)(iii), as applicable, (b) with the intent to deceive or mislead another Party to this Agreement and with the intent to induce the other Party to act or refrain from acting in reliance upon it to its detriment, (c) when such Person intentionally making such statement had actual knowledge that such statement of fact is untrue and (d) such other Party, in reliance upon such false statement and with ignorance to the falsity of such statement, acts or refrains from taking action and suffers loss by reason of such reliance.
"GAAP" means generally accepted accounting principles in the United States, consistently applied.
"General Enforceability Exceptions" has the meaning set forth in Section 4.1.
"Governing Documents" means the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the "Governing Documents" of a corporation are its certificate of incorporation and bylaws, the "Governing Documents" of a limited partnership are its limited partnership agreement and certificate of limited partnership, and the "Governing Documents" of a limited liability company are its operating agreement and certificate of formation.
"Governmental Authority" means any government or political subdivision, whether federal, state, local or foreign, or any agency of any such government or political subdivision, or any federal, state, local or foreign court, or any other authority, agency (including any Taxing Authority) or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

"Governmental Competition Authority" has the meaning set forth in Section 7.3(a).
"Hazardous Material" means any material, substance or waste listed, defined or classified in relevant form, quantity or concentration as hazardous, toxic, a pollutant, or contaminant (or words of similar import), or otherwise regulated or for which liability or standards of conduct have been or are imposed, under any Environmental Law.
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
"Indemnification Agreements" has the meaning set forth in Section 7.7(a).
"Indemnitees" has the meaning set forth in Section 7.7(a).
"Initial Purchase Price" means $147,500,000 plus (i) the sum of (A) the Estimated Cash and (B) the Closing Date Working Capital Adjustment Amount (if positive), minus (ii) the sum of (A) the absolute value of the Closing Date Working Capital Adjustment Amount (if negative), (B) the Estimated Company Debt, (C) the Estimated Selling Expenses, (D) the Adjustment Escrow Amount, and (E) the Reserve Amount.
"Intellectual Property" means Copyrights, Domain Names, Patents, Trademarks and Trade Secrets.
"Interim Financial Statements" has the meaning set forth in Section 5.4(a).
"Law" means any law, statute, code, ordinance, regulation or rule of any Governmental Authority.
"Leased Real Property" has the meaning set forth in Section 5.15.
"Lien" means any mortgage, lien, security interest, option, pledge or other similar encumbrance.
"Major Customer" has the meaning set forth in Section 5.18(a).
"Major Supplier" has the meaning set forth in Section 5.18(b).
"Majority-in-Interest" has the meaning set forth in Section 11.1(b).
"Material Adverse Effect" means any change, occurrence, development, circumstance, effect or event (each an "Effect") that has or would reasonably be expected to have a material adverse effect on (x) the ability of the Sellers or the Company to consummate the transactions contemplated hereby, or (y) the business, results of operations or financial condition (but not prospects) of the Company and the Company Subsidiaries, taken as a whole; except that, with respect to this clause (y), "Material Adverse Effect" will not include any Effect arising out of or attributable to, whether direct or indirectly, (a) general economic, political, financial, banking, credit or securities market conditions, including any disruption thereof, interest or exchange rate fluctuations, or international tariffs, trade policies, agreements or initiatives, (b) acts of terrorism or war (whether or not declared) or the outbreak or escalation of hostilities, (c) conditions generally affecting the industries or markets in which the Company and the Company Subsidiaries conduct their business, (d) the announcement or pendency of the transactions contemplated hereby in accordance with this Agreement, including the public announcement thereof on relationships with customers, carriers, suppliers, employees and franchisees, (e)

changes in Laws, accounting rules or public health recommendations or interpretations thereof after the date hereof, (f) actions (or omissions) required or expressly contemplated under this Agreement (excluding the obligations set forth in Section 7.1(a)), (g) the failure, in and of itself, of the financial or operating performance of the Company or the Company Subsidiaries to meet projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to and may be taken into account in determining the occurrence of a "Material Adverse Effect"), (h) epidemics, pandemics, disease outbreaks, including effects resulting from the 2019 novel coronavirus disease (COVID-19) and the impact of health conditions, (i) any Law, pronouncement or guideline issued by a Governmental Authority (including the Centers for Disease Control and Prevention or the World Health Organization) or industry group providing for business closures, "sheltering-in-place", "stay-at-home" or other restrictions that relate to, or arise out of, health conditions (including any public health emergency, epidemic, pandemic or disease outbreak (including the COVID-19 virus)) or any change in such Law, pronouncement or guideline or interpretation thereof following the date of this Agreement, or (j) other natural disasters, acts of God or force majeure events (including any outbreaks, hurricanes, tornados, floods, earthquakes or other natural disasters); unless, in the case of clauses (a), (b), (c), (e), (h), (i) and (j) above, such Effect would or would reasonably be expected to have a disproportionate impact on the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, relative to other affected Persons in the applicable business and market or markets.
"Material Contracts" has the meaning set forth in Section 5.7(a).
"Multiemployer Plan" means each multiemployer plan as defined in Sections 3(37) or 4001(a)(3) of ERISA.
"Net Working Capital" means an amount equal to the current assets of the Company and the Company Subsidiaries minus the current liabilities of the Company and the Company Subsidiaries, in each case as determined in accordance with, and subject to the adjustments, exclusions and modifications described in, the Accounting Methodologies. The calculation of Net Working Capital will exclude all current and deferred Tax assets, current and deferred income Tax liabilities and amounts reflected in Cash, Company Debt or Selling Expenses.
"Nonparty Affiliate" has the meaning set forth in Section 11.17.
"Offering Materials" has the meaning set forth in Section 7.14(c).
"Option" means an option to acquire a share of common stock, par value $0.001, of the Company granted under the Stock Plan that is outstanding immediately prior to the Closing.
"Option Agreement" means a stock option award agreement pursuant to which an Option was granted to an Optionholder.
"Option Cancellation Payment" has the meaning set forth in Section 2.3(f)(i).
"Optionholder" means a holder of an Option.
"Order" means any order, judgment, ruling, injunction, assessment, award, decree or writ of or by any Governmental Authority.

"Ordinary Course of Business" means any action taken by the Company or the Company Subsidiaries that is (i) consistent in nature, scope and magnitude with the past practices of the Company and the Company Subsidiaries in the operation of their respective businesses or (ii) COVID Actions.
"Party" and "Parties" have the meanings set forth in the preamble.
"Patents" means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re‑examinations or equivalents or counterparts of any of the foregoing.
"Payoff Letters" has the meaning set forth in Section 2.3(a).
"Permits" means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Authority.
"Permitted Liens" means: (a) Liens arising under or related to the Company Debt for borrowed money (such Liens to be removed on the Closing Date pursuant to the Payoff Letters); (b) Liens for Taxes, assessments, reassessments and other charges of Governmental Authorities that are (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) mechanics', workmens', repairmen's, warehousemen's, carriers' or other like Liens arising or incurred in the Ordinary Course of Business or by operation of Law if the underlying obligations are not delinquent; (d) with respect to the Leased Real Property that are: (i) conditions that may be shown by a current, accurate survey; (ii) easements, encroachments, restrictions, rights-of-way and any other non‑monetary title encumbrances or defects; and (iii) zoning, building and other similar restrictions; provided, however, that none of the foregoing described in this clause (d) will individually or in the aggregate materially impair the continued use and operation of the property to which they relate in the business of the Company or the Company Subsidiaries as currently conducted; (e) statutory Liens arising by operation of Law or Liens that relate to the transferability of securities under any applicable securities Laws; (f) Liens securing rental payments under capitalized leases for equipment arising in the Ordinary Course of Business; (g) Liens in favor of the lessors under the Real Property Leases; (h) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business; and (i) Liens granted to any lender at the Closing in connection with any financing by the Buyer or its Affiliates of the transactions contemplated hereby.
"Person" means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or Governmental Authority.
"Personal Data" means any information that, alone or in combination with other information held by the Company or the Company Subsidiaries, allows the identification of or contact with a Person or can be used to identify a Person and any other information that constitutes personal information under any applicable Law or Privacy Requirement.

"Post-Closing Adjustment" means an amount (which may be positive or negative) as finally agreed or determined pursuant to Section 2.3(c) equal to (a) the sum of (i) the amount (if any) by which the Final Working Capital is greater than the Estimated Working Capital, (ii) the amount (if any) by which the Final Cash is greater than the Estimated Cash, (iii) the amount (if any) by which the Estimated Selling Expenses are greater than the Final Selling Expenses and (iv) the amount (if any) by which the Estimated Company Debt is greater than the Final Company Debt, minus (b) the sum of (i) the amount (if any) by which the Estimated Working Capital is greater than the Final Working Capital, (ii) the amount (if any) by which the Estimated Cash is greater than the Final Cash, (iii) the amount (if any) by which the Final Selling Expenses are greater than the Estimated Selling Expenses and (iv) the amount (if any) by which the Final Company Debt is greater than the Estimated Company Debt.
"Post-Closing Covenants" has the meaning set forth in Section 10.1.
"Post-Closing Tax Period" means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.
"Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
"Pre-Closing Tax Refund" means any income, franchise, margin or similar Tax refunds actually received by the Company or the Company Subsidiaries after the Closing Date in cash or as an actual reduction to a cash Tax liability for a Post-Closing Tax Period, in each case, that is solely attributable to the overpayment of estimated Taxes by the Company and the Company Subsidiaries prior to the Closing for each of taxable year 2020 and the taxable year of the Company and the Company Subsidiaries (or the portion thereof) ending on the Closing Date, as compared to the Company's or the Company Subsidiaries' (as the case may be) income, franchise, margin or similar Tax liability for such years (or portion thereof), as determined on the Company's or the Company Subsidiaries' Tax Returns for such years (or portion thereof) when initially filed (and, for avoidance of doubt, ignoring any amendments thereto), and excluding, for the avoidance of doubt, any refunds attributable to the carryback of a net operating loss or other Tax attribute (whether generated prior to, at, or following the Closing) or resulting from any subsequent audits or other Actions.
"Pre-Closing Taxes" means any actual, known (as of the Closing Date or as of the date the Post-Closing Adjustment is finally agreed, as the case may be), but unpaid liabilities in any jurisdiction for income, franchise, margin or similar Taxes (however denominated, and which shall never be less than zero with respect to any applicable jurisdiction) for a Pre-Closing Tax Period.
"Privacy Requirements" means applicable Laws, Contracts, self-regulatory standards, or written policies or terms of use of the Company or the Company Subsidiaries that are related to privacy, information security, data protection or the Processing of Personal Data, in each case as and to the extent applicable to the operation of their businesses.
"Privileged Communications" has the meaning set forth in Section 11.21.
"Processing," "Process," or "Processed" means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Privacy Requirements) of Company Data or information technology systems.
"R&W Insurance Policy" means the representations and warranties insurance policy attached hereto as Exhibit B.
"R&W Insurer" means the insurer underwriting the R&W Insurance Policy.
"Real Property Leases" has the meaning set forth in Section 5.15.
"Registered Company Intellectual Property" has the meaning set forth in Section 5.6(a).
"Related Party Agreement" has the meaning set forth in Section 5.16.
"Release" means any release, spill, emission, leaking, dumping, injection, seeping, pumping, emptying, escaping, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.
"Required Information" has the meaning set forth in Section 7.14(b).
"Reserve Amount" means an amount equal to $500,000.
"Restricted Party" means Compass Group Diversified Holdings LLC.
"Restricted Period" means the period beginning on the Closing Date and ending on the third (3rd) anniversary thereof.
"Sanctioned Person" shall mean a Person that is (a) the subject of Sanctions, (b) located in or organized under the laws of a country or territory that is or has been the subject of country- or territory-wide Sanctions for the three (3) years prior to the Effective Date (including Cuba, Iran, North Korea, Sudan, Syria or the Crimea region), or (c) majority-owned or controlled by any of the foregoing.
"Sanctions" shall mean those trade, economic and financial sanctions laws, regulations, embargoes and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control) or (b) other similar governmental bodies with regulatory authority over the Acquired Companies.
"Security Incident" means any unauthorized Processing of Company Data, any unauthorized access to the Company's information technology systems, or any incident that may require notification to any person, Governmental Authority, or any other Person under Privacy Requirements.
"Seller" and "Sellers" have the meanings set forth in the preamble.
"Seller Non-Released Claims" has the meaning set forth in Section 10.2(b).
"Seller Parties" has the meaning set forth in Section 10.2(a).
"Seller Released Claims" has the meaning set forth in Section 11.16(b).
"Sellers Representative" has the meaning set forth in the preamble.

"Selling Expenses" means, without duplication, (a) the amount incurred by or on behalf of the Company or the Sellers for fees and expenses of professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by the Company or the Sellers in connection with the transactions contemplated by this Agreement and any similar transaction with other potential buyers, in each case to the extent incurred on or prior to the Closing Date (including as a result of the Closing), (b) other than the Option Cancellation Payments, the amount of bonuses, retention and transaction payments and other change-of-control payments and compensatory payments accrued, payable, owed or required to be paid to current or former directors, officers, employees or independent contractors by the Company or the Company Subsidiaries arising from or incurred in connection with this Agreement and the transactions contemplated hereby (but excluding any "double-trigger" severance or similar payments caused by actions taken by the Buyer, the Company or the Company Subsidiaries at or after the Closing), including the employer's portion of payroll and similar Taxes attributable to or associated with such bonuses, retention and transaction payments and other change-of-control payments (without regard to any ability of the Company or the Company Subsidiaries to defer such Taxes under the CARES Act), and (c) the employer's portion of payroll and similar Taxes attributable to or associated with the exercise, payout or cancellation of any Shares or Options in connection with the transactions contemplated hereby (without regard to any ability of the Company or any Company Subsidiary to defer such Taxes under the CARES Act). Notwithstanding the foregoing, the term "Selling Expenses" does not include any Transfer Taxes, all fees, premiums and expenses related to the R&W Insurance Policy, the D&O Tail Policy or Antitrust Approvals, all of which the Buyer shall be liable for.
"Settlement Amounts" means the aggregate amounts described in Section 2.2.
"Shares" means, collectively, the issued and outstanding shares of common stock, par value $0.001, of the Company.
"Squire Patton Boggs" has the meaning set forth in Section 11.20.
"Stock Plan" means the Liberty Safe Holding Corporation 2010 Stock Option Plan, as may be amended from time to time.
"Stockholder" means a holder of the Company's Shares.
"Stockholders' Agreement" means the Stockholders' Agreement, dated March 31, 2010 and as further amended or supplemented, entered into by and among the Sellers and the Company.
"Straddle Period" means any Tax period that includes but does not end on the Closing Date.
"Target Working Capital" means $22,000,000.
"Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, capital stock, franchise, profits, withholding, social security (or similar, including FICA), employment, severance, unemployment, premium, windfall profits, environmental, customs, duties, capital stock, disability, real property, personal property, escheat or unclaimed property obligation, stamp, excise, occupation, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other similar tax of any kind or any charge of any kind in the nature of (or similar to) taxes, including any interest, penalty or addition thereto, in each case whether or not disputed.
"Tax Law" means any Law relating to the imposition of any Tax.
"Tax Returns" means all Tax returns, elections, declarations, statements, reports, claims for refund, information returns and forms filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto and any amendment thereof.
"Taxing Authority" means any Governmental Authority responsible for the administration or imposition of any Tax.
"Termination Date" has the meaning set forth in Section 9.1(b).
"Trade Secrets" means anything that would constitute a "trade secret" under applicable Law.
"Trademarks" means (a) trademarks, service marks, fictional business names, trade names, commercial names, certification marks, collective marks and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services, (b) registrations, renewals, applications for registration, equivalents and counterparts of the foregoing and (c) the goodwill of the business associated with each of the foregoing.
"Transaction Tax Deductions" has the meaning set forth in Section 7.12(e).
"Transfer Tax Returns" means all Tax Returns that are required under applicable Law to be filed in connection with, and that relate exclusively to, Transfer Taxes.
"Transfer Taxes" means all transfer, documentary, stamp duty, sales, use, registration, filing, conveyance, real property transfer gains, commodities and any similar Taxes incurred in connection with this Agreement.
"Treasury Regulations" means the regulations promulgated by the U.S. Department of the Treasury under the Code.
"Union" means any labor union, works council, or other employee representative body.
"WARN Act" means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and non-US laws related to plant closings, relocations, mass layoffs and employment losses.

ARTICLE II
PURCHASE AND SALE
2.1    Purchase and Sale of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Stockholders agree to sell, transfer and deliver to the Buyer the Shares, free and clear of all Liens (other than Liens that relate to the transferability of securities under any applicable securities Laws), and the Buyer agrees to purchase and accept the Shares from the Stockholders for the consideration described in Section 2.2. The treatment of the Options shall be governed by Section 2.3(f).
2.2. Initial Purchase Price. At the Closing, the Buyer shall:
(a) subject to the adjustment provisions set forth in Section 2.3, in full consideration for the transfer of the Shares, pay (or cause to be paid to) each Stockholder, by wire transfer of immediately available funds to the account or accounts designated in writing by the Sellers Representative to the Buyer at least two (2) Business Days prior to the Closing Date, such Stockholder's Allocable Portion of the Distribution Amount;
(b) pay (or cause to be paid, including if determined by Buyer, and to the extent available, using Cash) the benefit of the Optionholders, the aggregate Option Cancellation Payments, by wire transfer of immediately available funds to an account of the Company in accordance with wire instructions provided by Sellers Representative not later than two (2) Business Days prior to the Closing Date;
(c) repay (or cause to be repaid), on behalf of the Company and the Company Subsidiaries, all amounts necessary to discharge the then-outstanding balance of the Company Debt set forth on Section 2.2(c) of the Disclosure Schedule (other than with respect to Taxes not then due and payable, customer deposits, unearned lock warranty revenue and capitalized leases) by wire transfer of immediately available funds to the accounts designated in the Payoff Letters;
(d) pay (or cause to be paid, including if determined by Buyer, and to the extent available, using Cash) the Estimated Selling Expenses to the applicable recipients thereof as set forth in the Estimated Statement (other than with respect to Taxes not then due and payable) by wire transfer of immediately available funds to the accounts designated in the Estimated Statement;
(e) pay (or cause to be paid) the Reserve Amount to the Sellers Representative by wire transfer of immediately available funds to the account designated in writing by the Sellers Representative to the Buyer at least two (2) Business Days prior to the Closing Date; and
(f) pay (or cause to be paid) the Adjustment Escrow Amount to the Escrow Agent by wire transfer of immediately available funds to the account designated in writing by the Escrow Agent to the Buyer.

2.3. Purchase Price Adjustment.

(a) Estimated Statement. Not less than three (3) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Buyer a statement (the "Estimated Statement"), setting forth its good faith calculation of: (i) the Cash as of 12:01 a.m. Eastern Time on the Closing Date (such estimate, the "Estimated Cash"); (ii) the Net Working Capital as of 12:01 a.m. Eastern Time on the Closing Date (such estimate, the "Estimated Working Capital") and the resulting Closing Date Working Capital Adjustment Amount; (iii) the Company Debt outstanding as of immediately prior to the Closing (such estimate, the "Estimated Company Debt"); and (iv) the unpaid portion of the Selling Expenses as of the Closing (such estimate, the "Estimated Selling Expenses"), including the name of each payee, the amount to be paid to each payee and wire transfer instructions for each payee. Three (3) Business Days prior to the Closing, the Company shall deliver to the Buyer customary payoff letters (the "Payoff Letters") executed by the lenders, agents or other applicable holders in respect of the Estimated Company Debt which is to be repaid pursuant to Section 2.2(c), which Payoff Letters will provide for (A) the payment in full of the underlying Company Debt and (B) the release and discharge, in full, of all guarantees and Liens in connection with such Company Debt relating to the assets and properties of the Acquired Companies that secure the obligations thereunder upon payment of the amounts due thereunder (and an undertaking by the applicable agents to thereupon file, or permit the Company, the Buyer or their designees to file, all applicable UCC-3 termination statements, intellectual property security releases, mortgage releases or similar releases with respect thereto). The Company's good faith calculation of Estimated Cash and Estimated Working Capital set forth in the Estimated Statement will be prepared in accordance with the Accounting Methodologies. Following the delivery of the Estimated Statement, the Company shall cooperate with and make available to the Buyer and its representatives all information, records, data and working papers and personnel, as may be reasonably required in connection with the analysis of the Estimated Statement and the resolution of any dispute related to the Estimated Statement. Prior to Closing, the Parties shall cooperate in good faith to answer any questions and resolve any issues raised by the Buyer and its representatives in connection with their review of the Estimated Statement.
(b) Closing Statement. Within seventy-five (75) days after the Closing Date, the Buyer shall deliver to the Sellers Representative a statement (the "Closing Statement"), setting forth its proposed calculation of: (i) the Cash as of 12:01 a.m. Eastern Time on the Closing Date; (ii) the Net Working Capital as of 12:01 a.m. Eastern Time on the Closing Date; (iii) the Company Debt outstanding as of immediately prior to the Closing; (iv) the unpaid portion of the Selling Expenses as of the Closing; and (v) the Post-Closing Adjustment.
(c) Dispute. After receipt of the Closing Statement, if the Sellers Representative wants to dispute any item set forth in the Closing Statement, then the Sellers Representative must deliver written notice to the Buyer of such dispute within thirty (30) days following the receipt of the Closing Statement, such dispute notice to specify, with reasonable particularity, all disputed items in the Closing Statement. If the Sellers Representative does not notify the Buyer of a dispute with respect to the Closing Statement within such thirty (30)‑day period, then such Closing Statement (and the proposed final calculations of (i) the Cash as of 12:01 a.m. Eastern Time on the Closing Date; (ii) the Net Working Capital as of 12:01 a.m. Eastern Time on the Closing Date; (iii) the Company Debt outstanding as of immediately prior to the Closing; (iv) the unpaid portion of the Selling Expenses as of the Closing; and (v) the Post-

Closing Adjustment reflected thereon) will be final, conclusive and binding on the Parties. In the event the Sellers Representative delivers written notice to the Buyer of a dispute with respect to the Closing Statement within such thirty (30)‑day period, then the Buyer and the Sellers Representative shall negotiate in good faith to resolve such dispute. If the Buyer and the Sellers Representative, notwithstanding such good faith efforts, fail to resolve such dispute within fifteen (15) days after the Sellers Representative advises the Buyer of such dispute, then the Buyer and the Sellers Representative shall jointly engage a nationally recognized accounting firm that has no material relationship with and is acceptable to the Buyer and the Sellers Representative) (the "Accounting Firm") to act as an expert in accounting, and not as an arbitrator, to resolve only the items specifically disputed that remain unresolved. In determining each disputed item, the Accounting Firm may not assign a value to such item greater than the greatest value for such item claimed by either the Buyer or Sellers Representative or less than the lowest value for such item claimed by either the Buyer or Sellers Representative. The Buyer and the Sellers Representative will use their respective commercially reasonable efforts, including by executing a customary engagement letter reasonably acceptable to it, to cause the Accounting Firm to resolve all disagreements as soon as practicable, but in any event within thirty (30) days of the Accounting Firm's engagement. There shall be no substantive ex parte communications between either the Buyer or any of the Sellers and the Accounting Firm. The Accounting Firm will be required to resolve the dispute based solely upon the written presentations by the Buyer and the Sellers Representative. The resolution of the dispute by the Accounting Firm, absent manifest error, or any written agreement of the Buyer and the Sellers Representative as to the resolution of the dispute, will be final, conclusive, and binding on the Parties. The Buyer, on the hand, and the Sellers Representative (on behalf of the Sellers), on the other hand, shall share the fees and expenses of the Accounting Firm in inverse proportion to the relative amounts subject to the dispute notice that are determined in favor of such party or parties in accordance with the following formulas: (i) the Buyer will pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount subject to the dispute notice resolved in favor of the Sellers and the denominator of which is the total dollar amount subject to the dispute notice, and (ii) the Sellers Representative (on behalf of the Sellers) will pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount subject to the dispute notice resolved in favor of the Buyer and the denominator of which is the total dollar amount subject to the dispute notice. Notwithstanding the foregoing, the Parties shall each be responsible for paying the fees and expenses of their own respective attorneys, accountants and other representatives in connection with any dispute.
(d) Access. For purposes of complying with the terms set forth in this Section 2.3, following the Closing, the Buyer and the Company (and the Company shall cause the Company Subsidiaries to) shall cooperate with and make available to the Sellers Representative and its representatives all information, records, data and working papers and personnel, as may be reasonably requested by the Sellers Representative in connection with its review of the Closing Statement and the resolution of any dispute related to the Closing Statement.

(e) Payment of the Post-Closing Adjustment.
(i) If the Post-Closing Adjustment is a negative amount, then the Buyer and the Sellers Representative shall within five (5) Business Days from the determination of the Post-Closing Adjustment pursuant to Section 2.3(c) jointly instruct the Escrow Agent to promptly release to the Buyer such aggregate amount of shortfall from the Adjustment Escrow Account to an account designated by the Buyer. If, after the distribution of the funds from the Adjustment Escrow Account pursuant to the previous sentence, funds remain in the Adjustment Escrow Account, then the Buyer and the Sellers Representative shall jointly instruct the Escrow Agent to promptly release to (A) each Stockholder its Allocable Portion of such remaining funds and (B) to the Company, for the benefit of the Optionholders and further payment by the Company to the Optionholders through payroll as set forth in Section 2.3(f), the aggregate amount of the Optionholders' Allocable Portion of the remaining funds. The Buyer acknowledges and agrees that, absent Fraud, in no event will the Sellers Representative or any Seller have any liability for payment of any shortfall between the Adjustment Escrow and the Post-Closing Adjustment or any portion thereof and the Buyer's and its Affiliates' sole recourse with respect to the Post-Closing Adjustment will be the Adjustment Escrow Amount held in the Adjustment Escrow Account.
(ii) If the Post-Closing Adjustment is a positive amount, then the Buyer and the Company, jointly and severally, shall pay (or cause to be paid), within five (5) Business Days from the determination of the Post-Closing Adjustment pursuant to Section 2.3(c), (A) to each Stockholder, such Stockholders' Allocable Portion of the lesser of (x) the Post-Closing Adjustment and (y) an amount equal to the Adjustment Escrow Amount by bank wire transfer of immediately available funds in accordance with the instructions to be provided by the Sellers Representative to the Buyer at least two (2) Business Days prior to the date such payment is required to be made, and (B) to the Company, for the benefit of the Optionholders and further payment by the Company to the Optionholders through payroll as set forth in Section 2.3(f), the aggregate amount of the Optionholders' Allocable Portion of the lesser of (x) the Post-Closing Adjustment and (y) an amount equal to the Adjustment Escrow Amount. In addition to the payments provided for in the foregoing sentence, if the Post-Closing Adjustment is a positive amount, then the Buyer and the Sellers Representative shall, within five (5) days after the Post-Closing Adjustment is finally determined, jointly instruct the Escrow Agent to (A) disburse to each Stockholder (by wire transfer of immediately available funds) such Stockholder's Allocable Portion of the Adjustment Escrow Amount and (B) disburse to the Company, for the benefit of the Optionholders and further payment by the Company to the Optionholders through payroll as set forth in Section 2.3(f)(ii), the aggregate amount of the Optionholders' Allocable Portion of the Adjustment Escrow Amount.
(f) Cancellation of Options.
(i) At the Closing, by virtue of the Closing and without any action on the part of the Company or any Optionholder, each outstanding Option shall be deemed cancelled and each Optionholder shall receive (in respect of any Option held) from the Company pursuant to Section 2.3(f)(ii) below, in exchange for such cancellation (A) a single lump sum cash payment equal to such Optionholder's Allocable Portion of the Distribution Amount less the aggregate Exercise Price for each such Option held by such Optionholder (with respect to each

Optionholder, the "Option Cancellation Payment") and (B) the right to receive such Optionholder's Allocable Portion of any additional Initial Purchase Price or payments pursuant to Section 2.2(e), Section 7.12(g), or Section 11.1(h).
(ii) Each Optionholder shall receive with respect to each Option, and the Buyer shall cause the Company to pay through the Company's payroll system, (x) promptly after the Closing, such Optionholder's Option Cancellation Payment and (y) promptly after the Company has received each such amount, the amounts, if any, to which such Optionholder is entitled pursuant to Section 2.2(e), Section 7.12 or Section 11.1(h); provided, however, that the Company shall deduct and withhold, or cause to be deducted and withheld, from such Option Cancellation Payment and the payments, if any, to be made pursuant to Section 2.2(e), Section 7.12 or Section 11.1(h) such amounts as are required to be deducted and withheld with respect to such payments, in each case under any provision of applicable U.S. federal, state, local or foreign Tax Laws, including the employee's share of FICA taxes and any applicable state, local or foreign payroll Taxes normally imposed on an employee with respect to compensation. To the extent that such amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Optionholders in respect of which such deduction and withholding was made. For the avoidance of doubt, the Option Cancellation Payments (A) shall be deemed made on the Closing Date, (B) shall be includible in each Optionholder's income on the Closing Date except as otherwise required by applicable Law and (C) shall not be includible in the Company's income, regardless of the source of such payment.
(iii) At least three (3) Business Days before the Closing, the Company shall contact, and provide all necessary information (including any updated information as it becomes available within the three Business Day period before the Closing) to, its payroll service provider to set-up a special payroll for the Option Cancellation Payments to enable such payroll service provider to automatically pay the Option Cancellation Payments promptly after the Buyer has funded the aggregate Option Cancellation Payments in accordance with Section 2.2(b). Notwithstanding anything in this Agreement to the contrary, all amounts due pursuant to this Agreement to an Optionholder who is not an employee of the Company at the time of such payment shall be paid directly to such Optionholder by the Company and not via payroll.
(iv) Prior to the Closing, the Company and/or the Company's board of directors (or the compensation committee thereof, if applicable) shall adopt any resolutions and take any actions that are necessary to effect (A) the treatment of the Options and provide for the deduction, withholding and remittance of any amounts required, in each case, pursuant to this Section 2.3(f), and (B) the termination of the Stock Plan at Closing (including amending the Stock Plan). Following the cancellation and conversion of the Options, no Option shall be outstanding and no Optionholder shall have any rights with respect to any Option or under any Option Agreement and none of the Company, Company Subsidiaries, Buyer or their respective Affiliates shall have any obligation with respect to any Option, other than the obligation to pay the amounts contemplated by this Section 2.3. Not later than three (3) Business Days prior to the Closing, the Company shall provide Buyer with drafts of all resolutions as may be required to effectuate the provisions of this Section 2.3(f) for Buyer's reasonable review and comment.

(v) Each Optionholder acknowledges and agrees that this Section 2.3(f) governs the terms of the treatment of the Options in connection with the transactions contemplated by this Agreement and shall be deemed to amend each Option Agreement accordingly.
(g) Withholding. Notwithstanding anything in this Agreement to the contrary, any withholding agent, including the Buyer, the Company, the Escrow Agent and any other applicable withholding agent, shall be entitled to deduct and withhold from any payment to be made to any Person pursuant to or contemplated by this Agreement any amount that such withholding agent reasonably determined to be required to be deducted and withheld under any applicable Tax Law. Any amount so deducted and withheld by such withholding agent shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such amount was deducted and withheld. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable through applicable payroll in accordance with applicable payroll procedures.

ARTICLE III
Closing and Deliveries
3.1. Closing.
(a) The closing of the transactions contemplated by this Agreement (the "Closing") will take place remotely via the electronic exchange of documents and executed signature pages on the second Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that are to be satisfied at the Closing), or on such other date or at such other time and place as the Buyer and the Sellers Representative agree in writing (the date on which the Closing occurs is referred to as the "Closing Date"); provided, that without the Buyer's prior written consent, the Closing shall not be required to occur prior to the date that is thirty (30) calendar days from the date of this Agreement. All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.
(b) At or prior to the Closing, the Sellers Representative shall deliver or cause to be delivered, on behalf of the Sellers, to the Buyer the following items:
(i) stock certificates representing all Shares (or affidavits of loss in customary form), endorsed in blank or accompanied by duly executed assignment documents executed by the applicable Seller;
(ii) the Escrow Agreement, duly executed by the Sellers Representative;
(iii) a certificate, dated the Closing Date, duly executed by an officer of the Company but not in his or her individual capacity, certifying with respect to the Company and the Sellers that the conditions set forth in Section 8.3(a) through Section 8.3(c) have been satisfied;
(iv) written resignations of the directors and officers of the Company and the Company Subsidiaries listed in Schedule III;
(v) certified copies of the resolutions of the board of directors of each Seller, other than Madison Capital Funding Co-Invest Fund LP (Series 2010), that is not an individual or trust and the Company, authorizing and approving the execution of this Agreement and the Ancillary Agreements to which the Company or such Seller is (or at Closing will become) a party and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company or such Seller is (or at Closing will become) a party;
(vi) properly completed and executed IRS Form W-9 or IRS Form W-8 (if applicable), from each Seller, each payee of Estimated Selling Expenses and each lender identified in a Payoff Letter;
(vii) invoices from each payee of Estimated Selling Expenses; and
(viii) evidence of termination, effective and contingent upon Closing, of the Related Party Agreements which are identified for termination in Section 5.16 of the Disclosure Schedule.
(c) At or prior to the Closing, in addition to the actions described in Section 2.2, the Buyer shall deliver to the Sellers Representative, on behalf of the Sellers, the following items:
(i) the Escrow Agreement, duly executed by the Buyer and the Escrow Agent;
(ii) certified copies of the resolutions of the board of directors (or other governing body) of the Buyer authorizing and approving the execution of this Agreement and the Ancillary Agreements to which the Buyer is (or at Closing will become) a party and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which the Buyer is (or at Closing will become) a party; and
(iii) a certificate, dated the Closing Date, duly executed by an officer of the Buyer but not in his or her individual capacity, certifying with respect to the Buyer that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Disclosure Schedule, each Seller represents and warrants, solely with respect to itself, himself or herself only, as the case may be, to the Buyer on the Effective Date and as of the Closing Date as follows:

4.1. Existence; Power; Validity and Enforceability. In the case of each Seller that is not an individual, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller has the requisite power and authority or capacity, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which such Seller is (or at Closing will become) a party to perform such Seller's obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery and performance of this Agreement and the Ancillary Agreements to which such Seller is (or at Closing will become) a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary action on the part of such Seller. This Agreement and the Ancillary Agreements to which such Seller is (or at Closing will become) a party have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be at Closing) duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the Buyer, represent (or, in the case of Ancillary Agreements to be entered into at the Closing, will represent at Closing) the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (the preceding clauses (a) and (b) are collectively referred to as the "General Enforceability Exceptions").

4.2. Title. Such Seller holds of record and owns beneficially, and holds good and valid title to, the number of Shares and/or Options set forth opposite such Seller's name in Section 4.2 of the Disclosure Schedule, free and clear of any restrictions on transfer or Liens (in each case, other than restrictions under federal or state securities laws, the Stockholders' Agreement, the Stock Plan, and the related Option Agreements, in each case, as applicable). Except pursuant to this Agreement, federal or state securities Laws, the Stockholders' Agreement, the Stock Plan, and the related Option Agreements, in each case, as applicable, (a) there is no Contract pursuant to which such Seller has, directly or indirectly, granted any option, warrant or other right to any Person to acquire any Equity Interests in the Company, and (b) such Seller is not a party to, and the Shares and/or Options set forth opposite such Seller's name in Section 4.2 of the Disclosure Schedule are not subject to, any shareholders agreement, voting agreement, voting trust, proxy or other Contract relating to the transfer or voting of such Shares.

4.3. Litigation. There are no Actions currently pending or, to the actual knowledge of such Seller, threatened, against or affecting such Seller or any of such Seller's Affiliates that challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or that would reasonably be expected to impair or delay such Seller's ability to consummate the transactions contemplated by this Agreement.

4.4. Brokers. Except for Lincoln International LLC, no broker, finder or similar agent has been employed by or on behalf of such Seller, and no Person with which such Seller has had any dealings or communications of any kind is entitled to any brokerage commission or finder's fee, nor does such Seller have any other liability of any kind to any broker, finder or agent, in each case in connection with the transactions contemplated by this Agreement for which the Company, any Company Subsidiary or the Buyer would be liable.

4.5. Authorization of Governmental Authorities. Other than the required filings under the HSR Act and subject to expiration or termination of the waiting period (and any extensions thereof) under the HSR Act, no authorization, consent or approval from, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by such Seller of this Agreement and each Ancillary Agreement to which such Seller is, or will be at Closing, a party or (b) consummation of the transactions contemplated herein or therein by such Seller.

4.6. Noncontravention. Neither the execution, delivery and performance by such Seller of this Agreement or any Ancillary Agreement to which such Seller is, or will be at Closing, a party, nor the consummation by the Seller of the transactions contemplated herein or therein will (a) materially conflict with or result in a material breach or violation of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any Shares or Options of such Seller under, any of the terms, conditions or provisions of (i) any Order or Law applicable to or otherwise affecting such Seller or its assets or properties or (ii) any material Contract of such Seller, or (b) conflict with or result in a breach or violation of, or constitute a default under the Governing Documents of such Seller (if such Seller is not an individual).

4.7. No Other Representations or Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV (AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 3.1(B)(III), NO SELLER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, THE COMPANY SUBSIDIARIES OR THE SHARES OR OPTIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE IV AND ARTICLE V (IN EACH CASE, AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 3.1(B)(III), THE BUYER IS ACQUIRING THE SHARES ON AN "AS IS, WHERE IS" BASIS.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Disclosure Schedule, the Company represents and warrants to the Buyer on the Effective Date and as of the Closing Date as follows:
5.1. Existence; Power; Validity and Enforceability; Organization. The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Company is duly qualified to do business and in good standing in each jurisdiction in which it owns or leases real property or conducts business and is required to so qualify except where the failure to so qualify has not had, and would not reasonably be expected to have, a Material Adverse Effect. The Company has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary action on the part of the Company. This Agreement and the Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Buyer, represent the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by the General Enforceability Exceptions.
5.2. Capitalization; Subsidiaries.
(a) The authorized capital stock of the Company consists of (i) 1,500,000 shares of common stock, par value $0.001 per share, of which 631,040.25 shares are issued and outstanding as of the date hereof. As of the date hereof, the Company has granted or issued and has outstanding Options under the Stock Plan relating to 37,961 shares of common stock, par value $0.001, of the Company, and Options relating to up to 5,016 shares of common stock, par value $0.001, of the Company remain available for grant under the Stock Plan. All Options shall become vested and exercisable as of the Closing. All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record by the respective Sellers as set forth in Section 5.2(a) of the Disclosure Schedule. Except as set forth in Section 5.2(a) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or any other Equity Interests of the Company. Except as set forth in Section 5.2(a) of the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Immediately prior to the Closing, the Shares held by Sellers will constitute all of the issued and outstanding Equity Interests of the Company. Except for the Stockholders' Agreement and as set forth in Section 5.2(a) of the Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting, transfer or other disposition of its equity. None of the Acquired Companies has violated, in any material respect, any applicable Laws, including any federal or state securities laws, or any preemptive or other similar rights of any Person in connection with the issuance, repurchase or redemption of any of its Equity Interests or other securities.
(b) Section 5.2(b) of the Disclosure Schedule sets forth each direct and indirect subsidiary of the Company (all such non-dissolved subsidiaries, collectively, the "Company Subsidiaries") and its jurisdiction of organization. Each of the Company Subsidiaries is duly organized, validly existing and in good standing (where such concept is applicable) under the laws of the jurisdiction of its organization. Each of the Company Subsidiaries is duly qualified or licensed to do business as a foreign entity and is in good standing (where such concept is applicable) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not have a Material Adverse Effect.
(c) The Company Subsidiaries are the only subsidiaries of the Company. Neither the Company nor the Company Subsidiaries own, of record or beneficially, any direct or indirect interest or any right (contingent or otherwise) to acquire the Equity Interests of any other Person, except the Company Subsidiaries. The Company directly or indirectly owns all outstanding equity of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). With respect to each Company Subsidiary, there are no (i) outstanding securities convertible or exchangeable into equity of such Company Subsidiary, (ii) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating such Company Subsidiary to issue, transfer or sell any equity or (iii) voting trusts or other agreements or understandings to which such Company Subsidiary is a party or by which such Company Subsidiary is bound with respect to the voting, transfer or other disposition of its equity.
(d) The Company has made available to Buyer (i) a complete and accurate list of all holders of outstanding Options, the number of shares of common stock subject to each such Option and the exercise price and (ii) the Stock Plan and forms of all Option Agreements. Except as set forth in Section 5.2(d) of the Disclosure Schedule, (i) each Option was granted in compliance with all applicable Law and the terms and conditions of the Stock Plan and each Option has an exercise price per share of common stock equal to or greater than the fair market value of a share of common stock on the date of such grant and (ii) each Option has continuously since grant met all requirements for exemption from Section 409A of the Code.
(e) The Company has delivered to the Buyer accurate and complete copies of the Governing Documents of each Acquired Company.
5.3. Non-Contravention; Consents and Approvals.
(a) Neither the execution, delivery or performance of this Agreement or Ancillary Agreements by the Company nor the consummation by the Company of the transactions contemplated herein or therein will (i) conflict with or result in a breach of any provisions of the Governing Documents of the Company or the Company Subsidiaries, (ii) except as set forth in Section 5.3(a) of the Disclosure Schedule, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon any property or assets of the Company or the Company Subsidiaries, pursuant to any Material Contract to which any of them is a party, or any material Permit applicable to or otherwise affecting any Acquired Company, or (iii) subject to receipt of the requisite approvals by the applicable any Governmental Competition Authority, violate any material Order or Law applicable to the Company or the Company Subsidiaries or any of their respective properties or assets.
(b) Except as set forth in Section 5.3(b) of the Disclosure Schedule, no Consent is required to be obtained by the Company or the Company Subsidiaries for the consummation by the Company of the transactions contemplated by this Agreement that if not obtained would reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies.
5.4. Financial Statements.
(a) Copies of the following financial statements are set forth in Section 5.4(a) of the Disclosure Schedule: (i) the audited consolidated financial statements of the Company and its subsidiaries for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, consisting of the income statements, statements of comprehensive income, statements of financial position, statements of changes in equity, and statements of cash flows for the applicable fiscal year then ended (the "Audited Financial Statements"); and (ii) the unaudited consolidated financial statements of the Company and its subsidiaries for the six (6) months ended June 30, 2021 (the "Balance Sheet Date"), consisting of the balance sheet, income statement and statement of cash flows for the applicable period (the "Interim Financial Statements" and together with the Audited Financial Statements, the "Financial Statements").
(b) The Audited Financial Statements have been prepared in accordance with GAAP consistently applied and fairly present, in all material respects, the financial position, results of operations, stockholders' equity, and cash flows of the Company and the Company Subsidiaries, on a consolidated basis, as of the dates and for the periods indicated. The Interim Financial Statements have been prepared in accordance with GAAP in all material respects except for (i) the absence of footnote disclosure, and (ii) any customary year‑end adjustments, the effect of which will not, individually or in the aggregate, be materially adverse and fairly present, in all material respects, the financial position, results of operations, stockholders' equity, and cash flows of the Company and the Company Subsidiaries, on a consolidated basis, as of the dates and for the periods indicated. The Financial Statements were derived from the books and records of the Company and the Company Subsidiaries.
(c) The Company and the Company Subsidiaries do not have any liabilities of a nature, whether or not required to be disclosed in a balance sheet prepared in accordance with GAAP, except for liabilities (i) set forth in Section 5.4(c) of the Disclosure Schedule, (ii) reflected in the Interim Financial Statements (including any notes thereto), (iii) that have arisen after the Balance Sheet Date in the Ordinary Course of Business (none of which results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law), (iv) related to executory obligations under any Contract of the Company or any Company Subsidiary (none of which results from, arises out of, or relates to any breach or violation of, or default under, any such Contract), (v) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (vi) incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
(d) Section 5.4(d) of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of all Contracts or arrangements pursuant which there is outstanding Company Debt.
(e) All accounts and notes receivable reflected on the Interim Financial Statements and all accounts and notes receivable arising subsequent to the Balance Sheet Date have arisen in the Ordinary Course of Business, represent or will represent legal, valid, binding and enforceable obligations owed to an Acquired Company, subject only to adequate and consistently recorded reserves for bad debts; provided, however, that no representation is made as to collectability of accounts or notes receivable.
(f) Except as would not be material to the Acquired Companies, all inventory of the Acquired Companies consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality. Except as would not be material to the Acquired Companies, all obsolete and below-standard inventory as of June 30, 2021 have been written off or written down to net realizable value in the Interim Financial Statements. All inventories not written off have been priced at the lower of cost or market on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Companies.
5.5. Absence of Changes. Except for the transactions contemplated hereby or as set forth in Section 5.5 of the Disclosure Schedule, from the Balance Sheet Date: (a) the Company and the Company Subsidiaries have conducted their businesses and operations in the Ordinary Course of Business; (b) there has not been any Material Adverse Effect; and (c) the Company and the Company Subsidiaries have not taken any action of the following actions:
(i) incurred any indebtedness for borrowed money or issued any long‑term debt securities or assumed, guaranteed or endorsed such obligations of any other Person, except for indebtedness for borrowed money under existing credit facilities incurred in the Ordinary Course of Business;
(ii) except in the Ordinary Course of Business: (A) acquired, or disposed of, any material property or assets; (B) mortgaged or subjected to a Lien any property or assets (other than Permitted Liens); or (C) canceled any debts owed to or claims held by the Company or the Company Subsidiaries;
(iii) entered into any Material Contract, except agreements made in the Ordinary Course of Business;
(iv) made any material change to their respective accounting (including Tax accounting) methods, principles or practices, except as may be required by GAAP;
(v) made any amendment to their respective Governing Documents;
(vi) issued or sold any Equity Interests or options, warrants, calls, subscriptions or other rights to purchase any Equity Interests of the Company or the Company Subsidiaries;
(vii) take any action which, if taken after the Effective Date, would constitute a violation of Section 7.1(b); or
(viii) agreed in writing to take any of the actions described in this Section 5.5.
5.6. Intellectual Property; Information Technology and Privacy.

(a) Section 5.6(a) of the Disclosure Schedule sets forth a list of all registered Intellectual Property, in each case which is owned or purported to be owned by the Company or the Company Subsidiaries (collectively, the "Registered Company Intellectual Property"). The Company or the Company Subsidiaries have good, valid and sole title to the Intellectual Property owned or purported to be owned by the Company and the Company Subsidiaries (collectively, the "Company Intellectual Property"), free and clear of all Liens (other than Permitted Liens). All Registered Company Intellectual Property is valid, enforceable and subsisting and is recorded in the name of the Company or a Company Subsidiary.
(b) The Company and the Company Subsidiaries have the right to use all of the material Intellectual Property used and necessary for the conduct of their businesses (as currently conducted). The conduct of their businesses (as currently conducted) by the Company and the Company Subsidiaries do not infringe or otherwise violate, and, during the past three (3) years, have not infringed or otherwise violated, any Person's Intellectual Property rights, and there is no written, or, to the Company's Knowledge, verbal claim of any such infringement or violation pending or threatened against the Company or the Company Subsidiaries. Except as set forth in Section 5.6(b) of the Disclosure Schedule, during the three (3) years prior to the date hereof, no claims or allegations have been filed against the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has received written notice or any other communications from any third party, in each case alleging that the operation of the business of the Company or any Company Subsidiary infringes or otherwise violates the Intellectual Property of any third party or challenging the validity or enforceability of any Company Intellectual Property. Except as set forth in Section 5.6(b) of the Disclosure Schedule, to the Company's Knowledge, no Person is infringing or otherwise violating, and, during the past three (3) years, have not infringed or otherwise violated, any Company Intellectual Property, and no claim of any such infringement or violation is pending or threatened against any Person by the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable measures to preserve and maintain the confidentiality of all material confidential Intellectual Property that is owned by the Company or the Company Subsidiaries. Except as set forth in Section 5.6(b) of the Disclosure Schedule, in the three (3) years prior to the date hereof, neither the Company nor any Company Subsidiary has filed any claim or allegation of infringement, misappropriation, or other violation by any third party of Company Intellectual Property.
(c) Except as set forth in Section 5.6(c) of the Disclosure Schedule, the Company and each Company Subsidiary have established and maintain a commercially reasonable information security program and related security procedures and practices appropriate to the nature of Personal Data. During the preceding three (3) years, there have been no material violations of the information security program. The information technology systems currently used by the Company and each Company Subsidiary are in good working condition, do not contain any malicious code or defect, and operate and perform as necessary to conduct the business of the Company. All Company Data will continue to be available for Processing by the Company and each Company Subsidiary following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(d) The Company, each Company Subsidiary and, with respect to the Processing of Company Data, and to Company's Knowledge, their Data Processors, materially comply and have materially complied at all times with Company Privacy Policies and the Privacy Requirements. To the extent required by Privacy Requirements or Company Privacy Policies, (i) Personal Data is Processed by the Company, each Company Subsidiary, and their Data Processors in an encrypted manner or using access control security mechanisms, and (ii) Personal Data is securely deleted or destroyed by the Company, each Company Subsidiary, and their Data Processors. The Company and each Company Subsidiary have not sold (as defined by the California Consumer Privacy Act of 2018), and do not sell, any Personal Data to Persons or other third parties. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated hereby, violate any Privacy Requirements or Company Privacy Policies. Where the Company or any Company Subsidiary uses a Data Processor to Process Personal Data, the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the Company's compliance with Privacy Requirements.
(e) The Company, each Company Subsidiary, and, to the Company's Knowledge, their Data Processors, have not, during the preceding three (3) years, suffered a Security Incident, have not been required to notify any person or Governmental Authority of any Security Incident, and have not been adversely affected by any malicious code, ransomware or malware attacks, or denial-of-service attacks on any information technology systems. Neither the Company, any Company Subsidiary, nor any third party acting at the direction or authorization of the Company or any Company Subsidiary have paid any perpetrator of any actual or threatened Security Incident or cyber attack, including, but not limited to a ransomware attack or a denial-of-service attack. The Company and each Company Subsidiary have not received a written notice (including any enforcement notice), letter, or complaint from a Governmental Authority or any person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and have not been subject to any proceeding relating to noncompliance or potential noncompliance with Privacy Requirements or the Company's or any Company Subsidiaries' Processing of Personal Data. The Company and each Company Subsidiary is not in material breach or default of any Contracts relating to their information technology systems or to Company Data and do not transfer Personal Data internationally except where such transfers comply with Privacy Requirements and Company Privacy Policies. The Company and each Company Subsidiary maintain, and have maintained, cyber liability insurance with reasonable coverage limits.
5.7. Contracts.
(a) Set forth in Section 5.7(a) of the Disclosure Schedule is a list of Contracts in effect as of the Effective Date to which the Company or the Company Subsidiaries are parties which are in the categories listed below (other than the Real Property Leases and any Contract that is, or relates to, any Employee Plan) (the Contracts listed in Section 5.7(a) of the Disclosure Schedule, together with the Real Property Leases, the Related Party Agreements and any Contract entered into after the date hereof that would be required to be disclosed in Section

5.7(a) of the Disclosure Schedule if entered into prior to the date hereof, the "Material Contracts"):
(i) each Contract under which the Company or the Company Subsidiaries have borrowed any money or issued any note, bond, debenture or similar instrument, or have directly or indirectly guaranteed any borrowed money of any other Person or any note, bond, debenture or similar instrument issued by any other Person, in any such case involving unpaid principal amounts in excess of $25,000, other than intercompany loans, advances or receivables (or guarantees thereof) (it being understood that "borrowed any money" does not include any accounts payable in the Ordinary Course of Business);
(ii) (A) each Contract pursuant to which the Company or any Company Subsidiary grants to any Person the option, license or other right to use any Company Intellectual Property, other than non-exclusive licenses granted in the ordinary course in connection with the sale, distribution or marketing of Company's products, and (B) all Contracts pursuant to which the Company or any Company Subsidiary obtains the option, license or other right from any Person to use any Intellectual Property (other than for commercially available software with annual payments of less than $75,000);
(iii) each Contract for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or the Company Subsidiaries, the performance of which involves unpaid commitments in excess of $50,000;
(iv) each Contract with a Major Customer or Major Supplier (provided that standard purchase orders, sales orders or quotes with Material Customers or Material Suppliers do not need to be separately scheduled, but constitute Material Contracts);
(v) each Contract limiting the right of the Company or the Company Subsidiaries to engage in or compete with any Person in any business or in any geographical area or containing exclusivity or most favored nations terms or covenants;
(vi) each partnership or joint venture agreement (excluding any sub-contractor arrangements entered into in the Ordinary Course of Business in which the Company or the Company Subsidiaries is subcontracting services from others);
(vii) each Contract involving the acquisition or disposition by the Company or the Company Subsidiaries of any business enterprise whether via stock or asset purchase or otherwise which contains an ongoing obligation on the Company or the Company Subsidiaries;
(viii) each Contract, arrangement or commitment with a current officer, director, employee or independent contractor of the Company or the Company Subsidiaries who receives annual compensation (excluding bonus) in excess of $140,000, other than such Contracts that are terminable by the Company or the applicable Company Subsidiary at-will without triggering a notice period, severance or other similar obligations;
(ix) each Contract between the Company and an independent dealer, distributor or similar agent of the Company's products pursuant to which Contract the Company had sales to such dealer of $250,000 or more in calendar year 2020;

(x) any Contract for the purchase, sale, construction, repair or maintenance of inventory, raw materials, commodities, supplies, goods, products, equipment or other tangible property, or for the furnishing or receipt of services, in each case, which Contract provides for (or would be reasonably expected to involve) annual payments to or by an Acquired Company in excess of $100,000 or aggregate payments to or by an Acquired Company in excess of $100,000; and

(xi) each Contract, other than Real Property Leases, relating to the lease or license of any asset (other than Intellectual Property) with annual lease payments in excess of $50,000).
(b) Each of the Material Contracts is in full force and effect and is a legal, valid and binding agreement of the Company or the Company Subsidiaries, as applicable, and, to the Company's Knowledge, each other party thereto, subject only to the General Enforceability Exceptions, and there is no material default or breach by the Company or the Company Subsidiaries, as applicable, or, to the Company's Knowledge, any other party, in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof. Except for the cancellation, modification and resubmission of purchase orders in the ordinary course of business consistent with past practice, the Company has not received any written, or, to the Company's Knowledge, oral, notices of termination, non-renewal or other notices of material change with respect to any Material Contracts. The Company has made available to the Buyer a true and complete copy of each Material Contract existing on the date hereof, in each case, as amended or otherwise modified and in effect. The Company has delivered to the Buyer a written summary setting forth all of the material terms and conditions of each oral Material Contract.
5.8. Insurance. Section 5.8 of the Disclosure Schedule sets forth, as of the Effective Date, all policies of insurance covering the Company or the Company Subsidiaries and their respective businesses (other than with respect to any Employee Plan). The list includes for each such policy the type of policy, policy number and name of insurer. The Company has made available to the Buyer accurate and complete copies of all such policies, in each case, as amended or otherwise modified and in effect. With respect to each such policy, (a) the policy is in full force, (b) all premiums owed prior to the Effective Date have been paid and (c) there is no material breach or default by the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have not received any written, or, to the Company's Knowledge, verbal notice (i) of cancellation or termination or non-renewal with respect to any such policy prior to the Effective Date, (ii) that any insurer under any such policy (A) has questioned, denied or disputed coverage of any claim pending thereunder or (B) plans to materially increase the premiums for, or materially alter the coverage under, any such policy.
5.9. Employee Benefit Plans.
(a) Section 5.9(a) of the Disclosure Schedule lists each plan maintained by the Company or the Company Subsidiaries that is an "employee benefit plan" (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, health, welfare, employment, consulting, independent contractor, severance, separation pay, termination, retention, change in control, transaction, deferred compensation, profit-sharing, incentive or bonus, stock option, stock purchase, equity purchase, equity or equity-based incentive plan, pension, sick leave, fringe, loan, insurance, cafeteria or other similar plan, Contract, agreement, program or arrangement, in each case whether written or unwritten, sponsored, maintained or contributed to (or that is required to be contributed to) by the Company or the Company Subsidiaries for its current and former directors, officers, employees or independent contractors or with respect to which the Company or any Company Subsidiary has (or could have), contingent or otherwise, any liability (each an "Employee Plan" and, collectively, the "Employee Plans"). With respect to each Employee Plan, true and complete copies of each of the following documents have been made available to the Buyer, to the extent applicable: (i) any plans and related trust documents, insurance Contracts (including stop-loss insurance) or other funding arrangements, and all material amendments thereto currently in effect, (ii) the most recent Form 5500 filing (including applicable schedules and amendments thereto), (iii) the most recent actuarial valuation report or audited financial statements, (iv) the most recent IRS determination or opinion letter, (v) the most recent summary plan description, (vi) nondiscrimination testing results for the prior three (3) completed plan years and details of any corrections, (vii) any non-routine correspondence with any Governmental Authority in the past three (3) years, and (viii) copies of all Forms 1094-C and Forms 1095-C from 2015 to 2020.
(b) Each Employee Plan and related trust, if applicable, is, and has been at all times, operated and administered in compliance in all material respects with, as applicable, the provisions of ERISA, the Code, all regulations, rulings, and announcements promulgated or issued thereunder, and all other applicable Laws. All material reports required by any Governmental Authority with respect to the Employee Plans have been timely filed or are properly on extension. There is no Action commenced, or to the Company's Knowledge, threatened, with respect to any Employee Plan and there are no pending, or, to the Company's Knowledge, threatened, audits, investigations or proceedings by any Governmental Authority against the Company or any Company Subsidiary relating to any Employee Plan (other than routine claims for benefits).
(c) Each Employee Plan that is a "group health plan" for purposes of the Affordable Care Act has been maintained, operated and administered in compliance in all material respects with COBRA and the Affordable Care Act. No material excise tax or penalty under the Affordable Care Act, including Sections 4980D and 4980H of the Code, is outstanding or has accrued or would reasonably be expected to be incurred with respect to any applicable Employee Plan for any period prior to the Closing.
(d) The Liberty Safe 401(k) Plan, sponsored by Liberty Safe and Security Products, Inc., a Company Subsidiary, (the "401(k) Plan") is the only Employee Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA that is intended to be a qualified plan within the meaning of Section 401(a) of the Code. The 401(k) Plan has received a favorable determination letter or relies on an opinion letter from the Internal Revenue Service that such 401(k) Plan meets the requirements of Section 401(a) of the Code. No event has occurred, and no condition exists, which would reasonably be expected to result in the revocation of any such opinion or determination letter. Neither the Company nor any ERISA

Affiliate has maintained, contributed to, or been required to contribute to any Multiemployer Plan. Neither the Company nor any ERISA Affiliate maintains, contributes to or has any obligation to contribute (or has at any time during the six (6) year period preceding the Closing Date maintained, contributed to or had any obligation to contribute) or has any liability with respect to (i) any plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a "defined benefit plan" as defined in Section 3(35) of ERISA, (iii) a "multiple employer welfare arrangement" as defined in Section 3(40) or ERISA, or (iv) a "multiple employer plan" as described in Section 413(c) of the Code. Neither the Company nor any ERISA Affiliate has incurred or is reasonably likely to incur any material liability as a result of the failure to comply with the requirements of COBRA, the Affordable Care Act or other applicable Laws.
(e) Within the last six (6) years the Company and Company Subsidiaries have not engaged in any transaction that would subject it to either a civil penalty assessed pursuant to Section 502(i) of ERISA or tax imposed by Section 4975 of the Code.
(f) No Employee Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code. Except as set forth in Section 5.9(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute an event under any Employee Plan that will result in (i) the payment or acceleration of payment of any amount of compensation or benefits to any current or former director, officer, employee or independent contractor of the Company or of a Company Subsidiary, (ii) forgiveness of indebtedness, (iii) the acceleration of the time of distribution or vesting of compensation or benefits under, or the increase in the amount or value of any benefits under, any Employee Plan, or (iv) the obligation to fund benefits under any Employee Plan.
(g) The Company and Company Subsidiaries do not have liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, life or similar benefits (whether insured or self-insured) to any current or former director, officer, employee or independent contractor (other than coverage mandated by applicable Law, including COBRA, at the sole expense of the applicable participant).
(h) No Employee Plan, or any trustee or administrator thereof nor any employee or any "fiduciary" has engaged in any breach of fiduciary responsibility or any "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any such Employee Plan or trustee or administrator thereof, or any party dealing with any such Employee Plan, to a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code.
(i) Except as set forth in Section 5.9(i) of the Disclosure Schedule, each Employee Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code is in documentary and operational compliance with Section 409A of the Code and no director, officer, employee or other individual service provider of the Company or any Company Subsidiary is entitled to a gross-up, indemnity or other payment in respect of Taxes imposed under Sections 409A or 4999 of the Code.

5.10. Labor Relations.
(a) Except as set forth in Section 5.10 of the Disclosure Schedule: (i) no labor dispute, walk out, lockout, strike, picketing, work stoppage, or other similar labor activity involving any employees of the Company or the Company Subsidiaries is pending or in progress or, to the Company's Knowledge, threatened, and there has been no such activities within the past three (3) years; (ii) neither the Company nor the Company Subsidiaries is affected by any arbitration, lawsuit or administrative proceeding involving their respective employees based on labor or employment matters which, if adversely determined, would reasonably be expected to result in material liability to the Company or any Company Subsidiary; (iii) there is no union representation petition involving the employees of the Company or the Company Subsidiaries pending or, to the Company's Knowledge, threatened, and there have been no such efforts in the past three (3) years; and (iv) employees of the Company and the Company Subsidiaries are not represented by any Union nor are any collective bargaining agreements otherwise being negotiated or are in effect with respect to such employees in connection with their employment with the Company or the Company Subsidiaries.
(b) With respect to the officers, employees and independent contractors of the Company or any Company Subsidiary, the Company and the Company Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, including terms and conditions of employment and wages and hours of work, child labor, withholdings and deductions, classification and payment of employees and independent contractors, employment equity, nondiscrimination, non-harassment and non-relation in employment, occupational health and safety, worker's compensation, employment eligibility, or immigration. Neither the Company nor any Company Subsidiary is delinquent in any material payments to any of their respective current or former officers, employees or independent contractors for any wages, salaries, commissions, bonuses, severance, termination pay or other compensation for any services performed or amounts required to be reimbursed to such current or former officers, employees or independent contractors. There are no material grievances, complaints or charges that are pending or, to the Company's Knowledge, threatened, against either the Company or any Company Subsidiary under any dispute resolution procedure.
(c) True and complete information as to the name, current job title and wages or salary (as applicable) for all current employees of the Company and any Company Subsidiary has been provided to Buyer. Except as set forth on Section 5.10(c) of the Disclosure Schedule, to the Company's Knowledge, as of the date hereof, no current executive, employee referenced within the definition of Company Knowledge or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any Company Subsidiary within the next twelve (12) months following the date hereof. No current executive of the Company or any Company Subsidiary or employee referenced within the definition of Company Knowledge is employed under a non-immigrant work visa or other work authorization that is limited in duration.
(d) There is no pending, or to the Company's Knowledge, threatened, and during the past three (3) years there has not been any material (i) proceeding, (ii) written complaint or, to the Company's Knowledge, act or allegation, (iii) breach of any policy of the Company or any Company Subsidiary or (iv) settlement or similar out-of-court or pre-litigation arrangement, in each case relating to sex-based discrimination, sexual harassment or sexual misconduct involving the Company, any Company Subsidiary or any of their respective current or former employees, directors, officers, or independent contractors in relation to their work for the Company or any Company Subsidiary.
(e) Except as set forth on Section 5.10(e) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has furloughed, placed on leave (other than as required by Law), terminated the employment of or reduced the compensation or benefits of any of its employees, in each case for any reason relating to the COVID-19 pandemic. Each of the Company and the Company Subsidiaries has complied in all material respects with all Laws and made commercially reasonable efforts to comply with all guidance published by a Governmental Authority, in each case concerning workplace and employee health and safety practices relating to the COVID-19 pandemic.
5.11. Taxes.
(a) Except as set forth in Section 5.11 of the Disclosure Schedule:
(i) The Company and each Company Subsidiary has timely filed all of its income Tax Returns and other material Tax Returns that it was required to file on or before the Closing Date (giving effect to valid extensions), and all such Tax Returns are true, correct and complete in all material respects;
(ii) All income and other material Taxes due and owing by the Company or any of the Company Subsidiaries on or before the Closing Date (whether or not shown on such Tax Return) have been timely paid in full;
(iii) The Company and each of the Company Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid on or before the Closing Date in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, and the Company and each of the Company Subsidiaries has materially complied with all recordkeeping requirements and filings required with respect thereto, including IRS Forms W-2 and 1099;
(iv) Neither the Company nor any Company Subsidiary has agreed to an extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to or is the beneficiary of any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, in each case other than any extension of time granted in the Ordinary Course of Business for filing a Tax Return;
(v) There is no dispute concerning any Tax liability or Tax Return of the Company or any Company Subsidiary that is either pending (having been raised in writing by a Taxing Authority), or to the Company's Knowledge, threatened by any Taxing Authority, and there is no audit or other proceedings raised by a Taxing Authority in writing or, to the Company's Knowledge, threatened with respect to any Taxes due from or with respect to the Company or the Company Subsidiaries;
(vi) There are no Liens (other than Permitted Liens) for unpaid Taxes on the assets of the Company or the Company Subsidiaries;

(vii) Neither the Company nor any Company Subsidiary (A) has been a member of an Affiliated Group filing or required to file a consolidated, combined or unitary Tax Return (other than an Affiliated Group the common parent of which is the Company and which includes only the Company and the Company Subsidiaries), (B) has a liability for the Taxes of another Person (other than, in the case of the Company, the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor, by contract, or otherwise or (C) is party to or has any liability under any Tax sharing, Tax indemnity or Tax allocation agreement or arrangement (other than such Tax sharing, indemnities or allocation agreements solely among the Company and any of the Company Subsidiaries);
(viii) Since January 1, 2019, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361;
(ix) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date (including for the avoidance of doubt, the post-Closing portion of the Straddle Period) as a result of any (A) change in (or incorrect) method of accounting under Code Section 481 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) for a taxable period ending on or prior to the Closing Date; (B) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (C) deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign law); (D) any installment sale or open transaction disposition made on or prior to the Closing Date; or (E) any prepaid amount received on or prior to the Closing Date;
(x) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or the applicable Company Subsidiary is or may be subject to taxation by that jurisdiction, and, to Company's Knowledge, there is no basis for any such claim to be made;
(xi) Neither the Company nor any Company Subsidiary has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.
(xii) No private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued by or requested from any Governmental Authority with or in respect of the Company or any Company Subsidiary;
(xiii) The unpaid Taxes of the Company and the Company Subsidiaries (A) did not, as of December 31, 2020, materially exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Audited Financial Statements (rather than in any notes thereto) and (B) will not, as of the close of the Closing Date, exceed the amount of Taxes for the Pre-Closing Tax Period of the Company and the Company Subsidiaries included in the final calculation of Company Debt, Net Working Capital and Selling Expenses;
(xiv) Since December 31, 2020, neither the Company nor any Company Subsidiary has made, changed or revoked any material Tax election, amended any income Tax Return or other material Tax Return, surrendered any material refund or right thereto, adopted or changed any material accounting method in respect of Taxes or otherwise, entered into any closing agreement, settlement or compromise of any income Tax liability or other material Tax liability, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(xv) Neither the Company nor any Company Subsidiary has (A) made any election to defer any payroll Taxes, (B) taken, claimed or applied for any employee retention Tax credit, or (C) taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program; and
(xvi) Neither the Company nor any Company Subsidiary has participated in any "listed transaction" within the meaning of Treasury Regulations section 1.6011-4(b)(2) or any "tax shelter" within the meaning of Code Section 6662.
5.12. Litigation; Orders. Except as set forth in Section 5.12 of the Disclosure Schedule, (a) there are no, and during the past three (3) years there have been no, Actions pending, or, to the Company's Knowledge, threatened, against the Company or the Company Subsidiaries that, if adversely decided, would reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole and (b) no Acquired Company is a party as plaintiff or intends to initiate any material Action. Neither the Company nor the Company Subsidiaries is subject to any Order.
5.13. Compliance; Regulatory Matters.
(a) Except as set forth in Section 5.13(a) of the Disclosure Schedule, the Company and the Company Subsidiaries are currently operating, and for the past three (3) years have operated, their businesses in compliance in all material respects with applicable Laws.
(b) Except as set forth in Section 5.13(b) of the Disclosure Schedule, all material Permits required to conduct the businesses of the Company and the Company Subsidiaries as currently conducted in the Ordinary Course of Business are (i) in the possession of the Company or the Company Subsidiaries, (ii) in full force and effect and (iii) being complied with (and, for the past three (3) years have been complied with) in all material respects. To the Company's Knowledge, no fact, situation, circumstance, condition or other basis exists which, with notice or lapse of time or both, would constitute a material breach, violation or default under such material Permit or give any Governmental Authority grounds to suspend, revoke or terminate any such material Permit.
(c) Except as set forth in Section 5.13(c) of the Disclosure Schedule, neither the Company nor the Company Subsidiaries have received written notification from any

Governmental Authority (i) asserting that the Company or the Company Subsidiaries are not in material compliance with any applicable Law or (ii) threatening to revoke or alleging breach or default under any material Permit held by the Company or the Company Subsidiaries.
5.14. Environmental Matters.
(a) Except as set forth in Section 5.14 of the Disclosure Schedule:
(i) the Company and the Company Subsidiaries are, and at all times since January 1, 2018 have been, in material compliance with all applicable Environmental Laws, including with respect to their use of the Leased Real Property, which such compliance includes possessing and materially complying with all material Permits required for their operations by Environmental Law;
(ii) there has been no Release of Hazardous Materials by the Company or any of the Company Subsidiaries, or to the Company's Knowledge, by any other Person, at, on, upon, into or from the Leased Real Property, or any other real property currently or formerly owned, leased or otherwise used by the Company or any Company Subsidiary (or any of their predecessors), which would require reporting, remediation or other response pursuant to any Environmental Law or reasonably be expected to give rise to material liability for the Company or any Company Subsidiary under Environmental Law;
(iii) neither the Company nor any of the Company Subsidiaries have received any written notice of violation, demand letter, complaint, citation, request for information or claim under any Environmental Law or been subject to or, to the Company's Knowledge, threatened with any Action with respect to any Environmental Law;
(iv) there is no Action arising under Environmental Laws that is pending or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries;
(v) outside the Ordinary Course of Business, neither the Company nor any of the Company Subsidiaries have entered into or become subject to any agreement obligating it to indemnify a third party against any liability arising under any Environmental Law, which such liability would not otherwise be a liability of such Company or Company Subsidiary;
(vi) to the Company's Knowledge, no material capital expenditures are required to be incurred within the next two (2) years following the date of this Agreement in order to achieve or maintain the compliance of the Leased Real Property or of the operations of the Company or of any Company Subsidiary with Environmental Law or with any Permit issued pursuant to any Environmental Law; and
(vii) neither the Company nor any Company Subsidiary has at any point manufactured, sold or distributed products that are asbestos-containing as such term is defined under Environmental Law.
(b) The Company has made available to Buyer true, accurate and complete copies of all material assessments, reports and studies authored within the past five (5) years regarding the Leased Real Property or any other property currently or formerly operated by the

Company or any Company Subsidiary, or to the compliance of the Company and all Company Subsidiaries with Environmental Law, in each case that are not privileged and are within in the Company's or any Company Subsidiaries' possession or reasonable control.
5.15. Real Property. The Company and the Company Subsidiaries do not own any real property. Section 5.15 of the Disclosure Schedule sets forth a description of the real property leased by the Company or the Company Subsidiaries (the "Leased Real Property"). The Leased Real Property listed in Section 5.15 of the Disclosure Schedule comprises all of the Company's owned or leased real property interests used in the conduct of the business and operations of the Company and the Company Subsidiaries as currently conducted. All Leased Real Property is held under leases or subleases (collectively, the "Real Property Leases") that are valid instruments enforceable in accordance with their respective terms, except as limited by the General Enforceability Exceptions. Each of the Real Property Leases is in full force and effect and there is no material default or breach by the Company or the Company Subsidiaries, or to the Company's Knowledge, any other party, in the performance of any obligation thereunder or any material provision thereof. The current use and operation of the Leased Real Property is permitted by the terms of the Real Property Leases and applicable zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon.
5.16. Related Party Transactions. Except as set forth in Section 5.16 of the Disclosure Schedule, (a) the Company and the Company Subsidiaries are not party to any Contract with any Seller, any of the Acquired Companies' respective officers or directors, or any Affiliates or, to the Company's Knowledge, family members, of any of the foregoing, other than (i) transactions whereby a Seller has acquired or sold any equity securities, or received options to acquire equity securities, of the Company and (ii) employment and similar arrangements (including any Employee Plan), and (b) neither the Company nor any Company Subsidiary currently has any interest in any Person that is a customer, supplier or competitor of the Company or the Company Subsidiaries (each such agreement described above and required to be set forth in Section 5.16 of the Disclosure Schedule, a "Related Party Agreement").
5.17. Brokers. Except for Lincoln International LLC, no broker, finder or similar agent has been employed by or on behalf of the Company, and no Person with which the Company has had any dealings or communications of any kind is entitled to any brokerage commission or finder's or similar fee in connection with the transactions contemplated by this Agreement for which any Acquired Company or the Buyer would be liable.
5.18. Customers and Suppliers.
(a) Set forth in Section 5.18(a) of the Disclosure Schedule is a list of the ten (10) largest customers of the Company and the Company Subsidiaries (each a "Major Customer") in terms of annual gross sales for the trailing twelve (12)-month period ended December 31, 2020. Except as set forth in Section 5.18(a) of the Disclosure Schedule and except for the cancellation, modification and resubmission of purchase orders in the ordinary course of business consistent with past practice, no Major Customer has notified the Company or any Company Subsidiary in writing, or to the Company's Knowledge, orally that it will or intends to discontinue or terminate its business relationship with the Company or any Company Subsidiary or modify its business relationship with the Company or any Company Subsidiary (including any material reduction in the rate or amount of purchases or material decrease in the prices paid) in a way that would reasonably be expected to materially and adversely affect the Company and the Company Subsidiaries, taken as a whole.
(b) Set forth in Section 5.18(b) of the Disclosure Schedule is a list of the ten (10) largest vendors or suppliers of the Company or the Company Subsidiaries (each a "Major Supplier") in terms of gross annual purchases from such vendors and suppliers for the trailing twelve (12)-month period ended December 31, 2020. Except as set forth in Section 5.18(b) of the Disclosure Schedule, none of the Major Suppliers has notified the Company or any Company Subsidiary in writing, or to the Company's Knowledge, orally that it will or may be discontinuing or terminating its business relationship with the Company or any Company Subsidiary or modifying its business relationship with the Company or any Company Subsidiary (including any material decrease in the rate or amount of sales or material increases in the prices charged) in a way that would reasonably be expected to materially and adversely affect the Company and the Company Subsidiaries, taken as a whole.
(c) Neither the Company nor any Company Subsidiary is engaged in any material dispute with any Major Customer or Major Supplier.
(d) The forms of the most recent updated pricing terms for the products of the Company and the Company Subsidiaries that have been made available to Buyer have been provided to all of the customers of the Company and the Company Subsidiaries.
5.19. Product Liabilities and Warranties.
(a) There are no Actions pending or, to the Company's Knowledge, threatened for or relating to injury to any Person or property as a result of the sale, distribution or manufacture of any product manufactured, distributed or sold by or on behalf of the Company or any Company Subsidiaries, including any claims arising out of the defective or unsafe nature of any product manufactured, distributed or sold by or on behalf of the Company or any Company Subsidiary. There is no pending or, to Company's Knowledge, threatened recall or Action alleging recurring or inherent defect in the design, manufacture or assembly of products sold by the Company or any Company Subsidiary and, to the Company's Knowledge, there is no basis for any such Action.
(b) No Acquired Company has any liability (and, to the Company's Knowledge, there is no basis for any present or future Action against any Acquired Company that could give rise to any liability) for replacement or repair of any such product or service or other damages in connection therewith in excess of $25,000, subject only to any reserve for warranty claims set forth on the face of the Interim Financial Statements as adjusted for the passage of time in accordance with the past custom and practice of the Acquired Companies. No product manufactured, sold, leased or delivered or any service provided by any Acquired Company is subject to any guaranty, warranty or indemnity beyond such Acquired Company's then standard terms and conditions of sale or lease (and applicable warranty).

5.20. Anti-Corruption Laws. The Company, the Company Subsidiaries and their respective employees and officers and, to the Company's Knowledge, directors and agents, are in compliance with (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) the UK Bribery Act 2010, and (c) the provisions of all anti-bribery and anti-corruption laws of each jurisdiction in which the Company or the Company Subsidiaries operate and in which any agent thereof is conducting business involving any Company or the Company Subsidiary (collectively, "Anti-Corruption Laws"). Without limiting the foregoing, none of the Company or the Company Subsidiaries or any of their respective employees or officers or, to the Company's Knowledge, directors or agents, have paid, received, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Governmental Authority or official thereof for the purpose of influencing any act or decision of such Governmental Authority or official to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of the Anti-Corruption Laws or Ex-Im Laws. None of the Company, the Company Subsidiaries or their respective employees or officers or, to the Company's Knowledge, directors or agents, has been the subject of any investigations, reviews, audits, or inquiries by a Governmental Authority or any other Person related to Anti-Corruption Laws or Ex-Im Laws, and, to the Company's Knowledge, no investigation, review, audit, or inquiry by any Governmental Authority or any other Person with respect to Anti-Corruption Laws or Ex-Im Laws is pending or threatened. None of the Company or the Company Subsidiaries or any of their respective employees, or officers or, to the Company's Knowledge, directors or agents, is a Sanctioned Person or has engaged in, or is now engaged in, any dealings or transactions with any Sanctioned Person, or has otherwise violated Sanctions.
5.21. Assets.
(a) Each Acquired Company has good and valid title to, or, in the case of property held under a lease or other Contract, an enforceable leasehold interest in, or adequate rights to use, all of its properties, rights and assets, whether real or personal, tangible or intangible (the "Assets"), including all assets reflected in the Interim Financial Statements or acquired after the Balance Sheet Date, except for such Assets that have been sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business. None of the Assets is subject to any Lien other than a Permitted Lien. The Assets constitute all of the properties, rights and assets that are sufficient to operate the business of the Acquired Companies in all material respects in the manner in which it is currently conducted.
(b) All of the tangible personal property other than inventory included in the Assets (i) is in all material respects adequate and suitable for their present uses, (ii) is in good working order, operating condition and state of repair (ordinary wear and tear excepted), and (iii) has been maintained in all material respects in accordance with normal industry practice.
5.22. No Other Representations or Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V (AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 3.1(B)(III), THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, THE COMPANY SUBSIDIARIES OR THE

SHARES OR OPTIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AS TO THE POST-CLOSING RESULTS OF ITS OPERATIONS OR THE CONTINUATION OF ANY PROGRAM, CONTRACT OR RELATIONSHIP WITH ANY FRANCHISEE, CUSTOMER OR VENDOR OF THE COMPANY OR ANY COMPANY SUBSIDIARY. FOR THE AVOIDANCE OF DOUBT, NOTHING IN THIS SECTION 5.22 SHALL LIMIT BUYER'S RIGHTS AND REMEDIES UNDER THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 3.1(B)(III), SUBJECT TO THE LIMITATIONS HEREIN.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers and the Company on the Effective Date and as of the Closing Date as follows:
6.1. Existence; Power; Validity and Enforceability; Organization. The Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Buyer has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Buyer is (or at Closing will become) a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery and performance of this Agreement and the Ancillary Agreements to which the Buyer is (or at Closing will become) a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement and the Ancillary Agreements to which the Buyer is a party have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be at Closing) duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery by the Sellers and the Company, represent (or, in the case of Ancillary Agreements to be entered into at the Closing, will represent at Closing) the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as limited by the General Enforceability Exceptions.
6.2. Non-Contravention; Consents and Approvals.
(a) Neither the execution and delivery of this Agreement by the Buyer nor the consummation by the Buyer of the transactions contemplated herein will (i) conflict with or result in a breach of any provisions of the Governing Documents of the Buyer, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon any property or assets of the Buyer, pursuant to any contract to which the Buyer is a party, or (iii) violate any material Order or Law applicable to the Buyer or any of its properties or assets, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.
(b) Except for approvals pursuant to the HSR Act or any Competition Laws, no consent or approval is required to be obtained by the Buyer for the consummation by the Buyer of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.
6.3. Litigation. There are no Actions currently pending or, to the actual knowledge of the Buyer, threatened, against or affecting the Buyer or any of its Affiliates that challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or that would reasonably be expected to materially impair or delay the Buyer's ability to consummate the transactions contemplated by this Agreement.
6.4. Brokers. No broker, finder or similar agent has been employed by or on behalf of the Buyer, and no Person with which the Buyer has had any dealings or communications of any kind is entitled to any brokerage commission or finder's fee in connection with the transactions contemplated by this Agreement for which any Seller or the Company would be liable.
6.5. Solvency. Assuming satisfaction of the closing conditions set forth in Section 8.3, the veracity of the representations and warranties in ARTICLE IV and ARTICLE V and the certificate delivered pursuant to Section 3.1(b)(iii) (in each case, without giving effect to any materiality, Material Adverse Effect or similar qualifiers) and the consummation of the Equity Financing and the Debt Financing, immediately after giving effect to the Closing, the Buyer and its subsidiaries, including the Company and the Company Subsidiaries, on a consolidated basis (a) will be able to pay their consolidated debts as they become due in the ordinary course of business and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) will have adequate capital to carry on their respective businesses.
6.6. Financing. Concurrently with the execution of this Agreement, the Buyer has delivered to the Sellers Representative a true and complete copy of an executed commitment letter, dated as of July 16, 2021, from the investors party thereto (the "Equity Commitment Letter"), pursuant to which such investors have committed to invest in the Buyer the cash amounts necessary to satisfy the Initial Purchase Price, the Settlement Amounts, other payment obligations of Buyer pursuant to this Agreement and all fees and expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (the "Equity Financing"). The Equity Commitment Letter is a legal, valid and binding obligation of the Buyer and each other party thereto, enforceable against the Buyer and each such other party in accordance with its terms, and is in full force and effect. The Equity Commitment Letter provides, and will continue to provide, that the Seller Representative is a third-party beneficiary thereof and is entitled to enforce such agreement to the extent provided therein. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Buyer or any of the other parties thereto under the Equity Commitment Letter, and assuming the satisfaction of the conditions to closing set forth in Sections 8.1 and 8.3, as of the date hereof the Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by the Buyer contained in the Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect (and no such amendment or modification is contemplated), and assuming the satisfaction of the conditions to closing set forth in Sections 8.1 and 8.3, as of the date hereof the Buyer has no reason to believe that the Equity Financing contemplated by the Equity Commitment Letter will not be available as of the Closing. There are no conditions precedent or other contingencies related to the funding of the full amounts of the Equity Financing, other than as set forth in the Equity Commitment Letter. There are no agreements, side letters or arrangements to which the Buyer or its Affiliates are a party relating to the Equity Commitment Letter or the Equity Financing.
6.7 CFIUS Foreign Person Status. Buyer is not a "foreign person" (including a "foreign national," "foreign entity," "foreign government," or an entity controlled by a foreign national, foreign entity, or foreign government) as those terms are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "DPA"), and Buyer has not permitted any foreign person affiliated with it to obtain through Buyer any of the following with respect to the Company within the meaning of the DPA: (i) "control" of the Company, (ii) access to any "material nonpublic technical information" in the possession of the Company; (iii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iv) any "involvement," other than through the voting of shares, in the Company's "substantive decisionmaking" regarding (x) the use, development, acquisition, or release of any "critical technology," (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure."
6.8 Independent Investigation; No Reliance. In connection with its investment decision, the Buyer and its representatives have inspected and conducted such independent review, investigation and analysis (financial and otherwise) of the Company and the Company Subsidiaries as desired by the Buyer. The Buyer acknowledges and agrees that the purchase of the Shares by the Buyer and the consummation of the transactions contemplated hereby by the Buyer are not done in reliance upon any representation or warranty by, or information from, the Sellers, the Company or any other Person, whether oral or written, express or implied, except for the representations and warranties by the Sellers and the Company, as applicable, specifically and expressly set forth in ARTICLE IV and ARTICLE V (in each case, as modified by the Disclosure Schedule) and the certificate delivered pursuant to Section 3.1(b)(iii), and the Buyer acknowledges and agrees that the Sellers and the Company expressly disclaim any other representation and warranties. Such purchase and consummation are instead done entirely on the basis of the Buyer's own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company and the Company Subsidiaries, as well as those representations and warranties by the Sellers and the Company, as applicable, specifically and expressly set forth in ARTICLE IV and ARTICLE V (in each case, as modified by the Disclosure Schedule) and the certificate delivered pursuant to Section 3.1(b)(iii). The Buyer acknowledges and agrees that neither the Company nor any Seller has made, and the Buyer is not relying on, any representations or warranties to the Buyer regarding the probable success or profitability of the Company, the Company Subsidiaries or their respective businesses. The Buyer further acknowledges that neither the Company nor any Seller has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, the Company Subsidiaries or their respective businesses or the transactions contemplated by this Agreement, except for the representations and warranties by the Sellers and the Company, as applicable, specifically and expressly set forth in ARTICLE IV and ARTICLE V (in each case, as modified by the Disclosure Schedule) and the certificate delivered pursuant to Section 3.1(b)(iii), and none of the Sellers, the Company or any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer or its representatives or the Buyer's use of any such information, including any confidential information memoranda distributed on behalf of the Company relating to its business or other publications or data room (including any electronic or "virtual" data room) information provided or made available to the Buyer or its representatives, or any other document or information in any form provided or made available to the Buyer or its representatives, including management presentations, confidential information memorandums, teasers or "break-out" discussions, in response to diligence or other questions submitted by or on behalf of the Buyer (whether orally or in writing), or in any other form in expectation of the transactions contemplated hereby. The Buyer has sufficient knowledge and experience in financial matters so that it is capable of evaluating the merits and risks of its participation in the transactions contemplated hereby and is capable of bearing the economic risks of its investment in the equity interests of the Company. The Buyer acknowledges that, should the Closing occur, the Buyer will acquire the Shares, the Company and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an "as is" condition and on a "where is" basis, except for the representations and warranties by the Sellers and the Company, as applicable, specifically and expressly set forth in ARTICLE IV and ARTICLE V (in each case, as modified by the Disclosure Schedule) and the certificate delivered pursuant to Section 3.1(b)(iii). The Buyer acknowledges that, except for the representations and warranties by the Sellers and the Company, as applicable, specifically and expressly set forth in ARTICLE IV and ARTICLE V (in each case, as modified by the Disclosure Schedule) and the certificate delivered pursuant to Section 3.1(b)(iii), none of the Sellers, the Company or any other Person has made any representation or warranty regarding the pro forma financial information, cost estimates, financial or other projections, forecasts, estimates, budgets, plans or any other forward-looking statements of the Company or the Company Subsidiaries, and none of the Sellers, the Company or any other Person will have any liability with respect thereto. Notwithstanding the foregoing, or anything in this Agreement to the contrary, nothing herein will limit rights or remedies in the case of Fraud.
ARTICLE VII
COVENANTS

7.1. Interim Operations of the Company.
(a) From the Effective Date until the Closing Date or the earlier termination of this Agreement pursuant to ARTICLE IX, without the prior written consent of the Buyer, the Company shall, and the Company shall cause the other Acquired Companies to:
(i) operate only in the Ordinary Course of Business; and
(ii) use commercially reasonable efforts to preserve intact its business organization and relationships with third parties (including lessors, licensors, suppliers, distributors and customers) and employees.
(b) Without limiting the generality or effect of Section 7.1(a), from the Effective Date until the Closing Date or the earlier termination of this Agreement pursuant to ARTICLE IX, except as set forth in Section 7.1(b) of the Disclosure Schedule or expressly contemplated by this Agreement or the Ancillary Agreements or as required by Law, Order or any Governmental Authority, unless the Buyer has previously consented thereto (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not and will cause the Company Subsidiaries not to:
(i) except in the Ordinary Course of Business, (A) acquire, or dispose of, any material property or assets, (B) mortgage or subject to a Lien any property or assets (other than Permitted Liens) or (C) cancel any debts owed to or claims held by the Company or the Company Subsidiaries;
(ii) incur any Company Debt, other than borrowings under lines of credit or revolving credit facilities existing on the Effective Date;
(iii) enter into any agreement that would constitute a Material Contract, except agreements made in the Ordinary Course of Business;
(iv) amend, modify or terminate any (including by accelerating material rights or benefits under) Material Contract except in the Ordinary Course of Business or as required by the terms of such Material Contract;
(v) acquire any real estate or enter into any new lease with an annual cost greater than $100,000 per year;
(vi) engage in any transactions with, or enter into any agreement with, any Affiliates of the Company (excluding any intercompany agreements), except to the extent required by Law or pursuant to the terms of any Related Party Agreement disclosed in Section 5.16 of the Disclosure Schedule as of the Effective Date;
(vii) make any material change to its accounting methods, principles or practices, except as may be required by GAAP or applicable Law;
(viii) make any amendment to its Governing Documents;
(ix) issue or sell any Equity Interests or options, equity-based interests warrants or other rights to purchase any Equity Interests of the Company or the Company Subsidiaries or split, combine or subdivide the Equity Interests of the Company or the Company Subsidiaries;

(x) make any new commitments for capital expenditure (other than capitalized software in the Ordinary Course of Business) in excess of $50,000 in the aggregate;
(xi) make any payment, discharge, satisfaction or settlement of any Action in excess of $50,000;
(xii) settle, agree to settle, waive or otherwise compromise any pending or threatened Actions (A) involving potential payments by or to any Acquired Company of more than $50,000 in aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or would reasonably be expected to be material to the Acquired Companies, taken as a whole, or their respective businesses;
(xiii) write down the value of any tangible asset or assets in excess of $50,000 individually or $100,000 in the aggregate, other than write-downs of inventory in the Ordinary Course of Business;
(xiv) except in the Ordinary Course of Business or pursuant to any existing Contract, (A) increase the salary or other compensation of any director, officer, employee, or independent contractor who was paid or is expected to be paid more than $140,000 annually, (B) make or grant any increase in any benefits under any Employee Plan (or any arrangement that would be an Employee Plan if it were in effect on the date hereof), (C) establish, adopt, amend, modify or terminate any Employee Plan (or any arrangement that would be an Employee Plan if it were in effect on the date hereof), other than as required by Law or an existing contract or (D) negotiate, enter into, amend, extend or terminate any collective bargaining agreement or other Contract with any Union, or make any commitment or incur any liability to any Union;
(xv) hire, engage or terminate other than for cause the employment or engagement of any executive officer, employee or independent contractor with an annual salary or annual compensation greater than $140,000;
(xvi) make, or commit to make, any acquisition (including by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or entity or division thereof or otherwise enter into a new line of business or abandon or discontinue an existing line of business;
(xvii) (A) make any declaration or payment of, or set aside funds for, any dividend or other distribution with respect to any of its capital stock or other Equity Interests (other than cash dividends and cash distributions by or to a Company Subsidiary); or (B) repurchase, redeem, or otherwise acquire or cancel any of its capital stock or other Equity Interests;
(xviii) merge or consolidate with any other Person;
(xix) open any facility or enter into any new line of business or close any facility or discontinue any line of business or any material business operations;
(xx) abandon, lapse, allow to lapse, transfer, license or otherwise dispose of the rights to use any Intellectual Property (other than customer agreements entered into in the Ordinary Course of Business) or disclose material trade secrets to a third party other than in the Ordinary Course of Business pursuant to a non-disclosure or confidentiality agreement; or
(xxi) (A) make, change or revoke any material Tax election, (B) amend any income Tax Return or other material Tax Return, (C) surrender any material refund or right thereto, (D) adopt or change any material accounting method in respect of Taxes or otherwise, (E) enter into any closing agreement, settlement or compromise of any income Tax liability or other material Tax liability, (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (G) take any of the actions described in clauses (A), (B) and (C) of Section 5.11(a)(xv).
Notwithstanding anything in Section 7.1 to the contrary (but excluding the prohibitions described in Section 7.1(b)(xxi)(G)), the Sellers, the Company and the Company Subsidiaries shall be permitted to take, and the Sellers shall be permitted to cause the Company and Company Subsidiaries to take, COVID Actions provided that the Company shall, prior to taking any such COVID Action, to the extent reasonably practicable, provide prior notice of such action to the Buyer and consider in good faith the views of Buyer with respect thereto.
7.2. Reasonable Access; Confidentiality.
(a) From the Effective Date until the Closing or the earlier termination of this Agreement pursuant to ARTICLE IX, subject to applicable Law, the Company shall give, and shall cause the Company Subsidiaries to give, the Buyer and its representatives upon reasonable advance written notice to the Company or its representatives reasonable access during normal business hours to the assets, properties, books, records and agreements of the Company and the Company Subsidiaries so that the Buyer may make such inspections thereof as the Buyer may reasonably require.
(b) Any information provided to or obtained by the Buyer or its representatives pursuant to Section 7.2(a) will be subject to the terms of the Confidentiality Agreement. The Buyer agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.
(c) Intentionally Omitted.
7.3. Antitrust Approvals and Other Regulatory Filings.
(a) Prior to the date hereof, Buyer and Sellers Representative (i) have made, or caused to have been made, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) shall make or cause to be made all other necessary registrations, declarations, notices and filings relating to the transactions contemplated by this Agreement with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws ("Governmental Competition Authority") with respect to the transactions contemplated by this Agreement and to respond to any inquiries received and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Competition Law. Buyer shall pay any and all filing fees required by a Governmental Competition Authority. From and after the date hereof and until all governmental approvals required in connection with the transactions contemplated by this

Agreement have been obtained, Buyer and Sellers shall not, and shall cause their respective Affiliates not to, operate its business in such manner or take any action, that could reasonably be expected to significantly increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period.
(b) Sellers Representative and Buyer shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall comply with any such inquiry or request as promptly as practicable, (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 7.3, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Competition Authority, (iii) provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) and any Governmental Competition Authority and any other information supplied by such party or its Affiliates to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted before being provided to the other party as necessary to (x) comply with contractual arrangements or (y) address reasonable privilege or confidentiality concerns and (iv) furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Competition Authority. Upon and subject to the terms of this Section 7.3, Buyer and Sellers Representative agree to cooperate and use their reasonable best efforts to assist in any defense by any other party to this Agreement before any Governmental Competition Authority reviewing the transactions contemplated by this Agreement, including by providing as promptly as practicable such information as may be requested by such Governmental Competition Authority or such assistance as may be reasonably requested by Buyer or Sellers Representative in such defense.
(c) If any objections are asserted by any Governmental Competition Authority with respect to the transactions contemplated by this Agreement under any applicable Competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or if any Action is instituted by any Governmental Competition Authority or any private party challenging the transactions contemplated by this Agreement as violative of applicable Competition Law, or an Order is issued enjoining the transactions contemplated by this Agreement, each of Sellers Representative and Buyer shall use its best efforts to resolve any such objections or Action so as to permit consummation of the transactions contemplated by this Agreement as soon as practicable. In the event that any Action is instituted (or threatened to be instituted) by a Governmental Competition Authority or private party challenging the transactions contemplated by this Agreement, each of Sellers Representative and Buyer shall cooperate in all respects with each other and use its respective best efforts to contest and resist any such Action, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
(d) Each of Sellers Representative and Buyer shall use their best efforts to cause the expiration or termination of the applicable waiting periods under the applicable Competition Law as soon as practicable. Sellers Representative and Buyer shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Competition Authority to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party to this Agreement, which consent shall not be unreasonably withheld or delayed. Sellers Representative and Buyer shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or Action contemplated by this Section 7.3 unless it consults with the other party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other party the opportunity to participate.
(e) Without limiting the foregoing or any other provision of this Agreement, Buyer shall use (and shall cause its controlled Affiliates to use) best efforts to take any action necessary to avoid and eliminate each and every impediment under any applicable Competition Law, so as to enable the consummation of the transactions contemplated by this Agreement as soon as practicable, including, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of the respective businesses, product lines or assets of Buyer or its controlled Affiliates and (ii) otherwise using best efforts to take or commit to take actions that after consummation of the transactions contemplated by this Agreement would limit Buyer's or its controlled Affiliates' freedom of action with respect to, or its or their ability to retain, any of the businesses, product lines or assets of Buyer or its controlled Affiliates.
7.4. Publicity. Prior to the Closing, Buyer and Sellers Representative shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and shall not issue any such press release or make any such public statement prior to the Closing without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that: (a) Sellers Representative and/or any direct or indirect parent or Affiliate of Sellers Representative shall be permitted to (i) (A) file a copy of this Agreement with the United States Securities and Exchange Commission and to make any other filings (including with the United States Securities and Exchange Commission) as may be required under any applicable Laws and (B) make current and periodic filings describing the Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby and describing the Company and the Company Subsidiaries with the United States Securities and Exchange Commission in a manner consistent with prior current and periodic filings made with the United States Securities and Exchange Commission by such Persons, (ii) issue press releases or participate in interviews (whether for articles, television, radio, podcasts or otherwise) and/or make other media appearances and/or participate in earnings calls and investor meetings, presentations and conferences (x) as may be required under any applicable Laws or (y) as otherwise consistent with past practices of Sellers Representative and/or any direct or indirect parent or Affiliate of Sellers Representative (including that any non-written communications will be consistent with prior written disclosures); provided, however, (I) with respect to clauses (i) and (ii), prior to Closing, Sellers Representative and/or any direct or indirect parent or Affiliate of Sellers Representative shall not issue any press release announcing this Agreement or the transactions contemplated hereby without the prior written consent of Buyer (which shall not be unreasonably withheld), (II) with respect to clause (ii) above, Seller Representative shall have afforded Buyer, for a reasonable period prior to the making of such release or statement (in each case if in writing), a reasonable opportunity to review such release or statement and shall take into account in good faith any comments from Buyer; provided, however that Buyer shall not have any consent or approval rights with respect to any such release or statement to the extent it is required by applicable Law and shall have no consent, approval or review rights with respect to any release or statement that contains only information included in any public filing made pursuant to and in accordance with clause (a)(i) above or contains only information included in a release or statement previously made pursuant to and in accordance with this clause (a)(ii)), and (III) in the case of interviews and/or other media appearances and/or earnings calls, investor meetings, presentations and conferences, the disclosures made in connection with such event are consistent with written public statements with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby that have previously been made by Buyer, its Affiliates, Sellers Representative or any direct or indirect parent or Affiliate of Sellers Representative or the Company in compliance with this Agreement and (b) nothing in this Agreement shall prohibit (i) the Buyer from disclosing any information relating to the transactions contemplated by this Agreement to its Affiliates or any other Persons associated with the Buyer, including its legal, accounting, Tax and other advisors, who are subject to a confidentiality obligation with respect to such information, and (ii) the Buyer and its Representatives from disclosing the terms and existence of this Agreement and the transactions contemplated hereby to its sponsors and limited partners or investors and prospective limited partners or investors of the foregoing in connection with its or their customary fundraising and reporting activities. Any press release or public statement issued in compliance with this Section 7.4 and disclosures pursuant to Section 7.3 resulting from the Parties' efforts to obtain termination of the waiting period under the HSR Act and to make any related filings shall be deemed to not be in violation of the Confidentiality Agreement or this Agreement.
7.5. Records. With respect to the financial books and records and minute books of the Company and the Company Subsidiaries relating to matters on or prior to the Closing Date: (a) for a period of seven (7) years after the Closing Date, the Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to the Sellers Representative; and (b) where there is legitimate purpose, including an audit of any of the Sellers by any Taxing Authority or an Action involving any of the Sellers or a claim or dispute relating to this Agreement, the Buyer shall allow the Sellers and their respective representatives access to such books and records during regular business hours, in each case, subject to applicable Law, any Contractual restrictions and the ability to assert a claim of privilege. Notwithstanding the foregoing, with respect to any Action, the normal rules of discovery shall apply (including that Buyer shall not be required to provide access to information the disclosure of which would violate or adversely affect the attorney-client privilege).
7.6. Intentionally Omitted.

7.7. D&O Indemnification Matters.
(a) For a period of six (6) years after the Closing Date, the Buyer shall, and shall cause the Company and the Company Subsidiaries, as applicable, to, indemnify and hold harmless, and provide advancement of expenses to, all of the respective past and present directors, officers and employees of the Company and the Company Subsidiaries (collectively, the "Indemnitees") to the same extent the Indemnitees are entitled to be indemnified or have the right to advancement of expenses pursuant to the Governing Documents of the Company and the Company Subsidiaries, as applicable, and the indemnification agreements with the Company or the Company Subsidiaries set forth on Section 7.7 of the Disclosure Schedule (the "Indemnification Agreements"), as applicable, in existence on the Effective Date with, or for the benefit of, any Indemnitee for acts or omissions occurring on or prior to the Closing Date.
(b) Except as required by applicable Law, for a period of six (6) years after the Closing Date, the Buyer shall not, and shall not permit the Company and the Company Subsidiaries to, amend, repeal or modify any provision providing for rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the Indemnitees contained in the Governing Documents of the Company and the Company Subsidiaries, as applicable, and the Indemnification Agreements, as applicable, in existence on the Effective Date with, or for the benefit of, any Indemnitee for acts or omissions occurring on or prior to the Closing Date in each case, in a manner adverse to any Indemnitee; provided that if any claims are made or asserted within such six-year period, all rights in respect of any such claims will continue until the full disposition of all such claims.
(c) At the Closing, the Buyer shall, and shall cause the Company and the Company Subsidiaries to, obtain, maintain and fully pay for an irrevocable "tail" officers' and directors' liability insurance policy naming the Indemnitees as direct beneficiaries with a claims period of at least six (6) years from the Closing Date in respect of acts or omissions occurring on or prior to the Closing Date (such policy, the "D&O Tail Policy"), and such D&O Tail Policy must contain terms with respect to coverage and be in an amount not less favorable than the officers' and directors' liability insurance policy maintained by the Company and the Company Subsidiaries in existence on the Effective Date.
(d) If the Buyer, the Company or any Company Subsidiary or any of their successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, the Buyer shall cause proper provision to be made so that the successors and assigns of, as the case may be, assume the obligations set forth in this Section 7.7.
(e) The rights of all of the respective past and present directors, officers and employees of the Company and the Company Subsidiaries under this Section 7.7 are in addition to any rights such Persons may have under such Person's Governing Documents and the Indemnification Agreements, if any, in existence on the Effective Date, or under applicable Law. Notwithstanding Section 11.4, the provisions of this Section 7.7 are intended to be for the benefit of, and will be enforceable by, each Indemnitee, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Indemnitee may have by contract or otherwise.

7.8. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction (but not the waiver) of the conditions precedent to the consummation of the transactions contemplated hereby, including (a) obtaining all of the necessary Consents from Governmental Authorities and other third parties and the making of all filings and the taking of all steps as may be necessary to obtain Consent from, or to avoid an Action by, any Governmental Authority, (b) defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (c) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
7.9. Employee Benefit and Labor Matters.
(a) The Buyer shall (or shall cause its Affiliates to) provide the employees of the Company and the Company Subsidiaries as of immediately prior to the Closing Date (collectively, the "Covered Employees"), for a period of one year following the Closing Date, or during such shorter period of time during which the Covered Employees remain employed by the Company, any Company Subsidiaries or any Affiliate thereof, with (i) total cash compensation, including base salary or wages and bonus opportunity, in each case that is no less favorable in the aggregate than each such Covered Employee's total cash compensation immediately prior to the Closing Date, and (ii) employee benefit plans, programs and arrangements (excluding any incentive equity or equity-based, defined benefit pension, deferred compensation, long-term incentive, retiree health and welfare, retention, change in control and other similar benefits (the "Excluded Benefits")) that are no less favorable in the aggregate than those provided to the Covered Employees immediately prior to the Closing Date. Any Covered Employee who is terminated by the Buyer or its Affiliates during the one-year period following the Closing Date will be entitled to receive severance pay and other termination benefits from the Buyer or its applicable Affiliate that are equal to the greater of the following: (i) the severance pay and other termination benefits that such Covered Employee would have been entitled to receive, or otherwise would have received pursuant to the Company's or the Company Subsidiaries' severance policies or practices, had such Covered Employee's employment been terminated immediately prior to the Closing Date; (ii) the severance pay and other termination benefits that such Covered Employee is entitled to under the Buyer's severance plan or severance pay practice; and (iii) the severance pay required by applicable Law. Notwithstanding the foregoing, nothing herein restricts the ability of Buyer, its subsidiaries or their respective Affiliates from terminating any Covered Employee's employment.
(b) With respect to any employee benefit plan, program or arrangement (other than the Excluded Benefits) of the Buyer and its Affiliates in which any Covered Employee first becomes eligible to participate on or after the Closing Date (a "Buyer Plan"), the Buyer shall use commercially reasonable efforts to (or shall use commercially reasonable efforts to cause its

Affiliates to): (i) waive all pre-existing condition exclusions or limitations and waiting periods with respect to participation and coverage requirements applicable to each such Covered Employee and his or her eligible dependents under any such Buyer Plan providing welfare benefits, except to the extent such pre-existing condition exclusions or limitations or waiting periods applied immediately prior thereto under the analogous Employee Plan; (ii) provide such Covered Employee and his or her eligible dependents with credit for any co-payments, co-insurance and deductibles paid prior to becoming eligible to participate in any such Buyer Plan providing group health benefits under the analogous Employee Plan (to the same extent that such credit was given under such Employee Plan) in satisfying any applicable deductible requirements under such Buyer Plan during the plan year in which such participation begins; and (iii) recognize all service of such Covered Employees with the Company, the Company Subsidiaries and their predecessors (including recognition of all prior service with any entity that was recognized by the Company or the Company Subsidiaries prior to the Closing Date), for all purposes under any such Buyer Plan (except to the extent such service recognition would result in a duplication of benefits), to the extent that such service was recognized for such purpose under the analogous Employee Plan.
(c) No provision in this Section 7.9 will (i) create any third-party beneficiary or other rights in any current or former director, officer, employee or independent contractor (including any beneficiary or dependent thereof) of the Company, the Company Subsidiaries or any other Person other than the Parties and their respective successors and permitted assigns (but excluding the Optionholders in their capacities as employees), (ii) constitute or create or be deemed to constitute or create an employment agreement, any right to continued employment, or any term or condition of employment, (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Buyer, the Company or the Company Subsidiaries, or (iv) subject to compliance with the other provisions of this Section 7.9, alter or limit Buyer's ability amend, modify or terminate any specific employee benefit plan, program, agreement or arrangement at any time.
(d) The Buyer shall not, and shall not permit the Company and the Company Subsidiaries to, take any action following the Closing that would, solely be reason thereof, result in any liability for the Sellers related to or arising from the WARN Act or similar Law. If the Buyer takes any action within ninety (90) after the Closing Date that independently would be construed as a "plant closing" or "mass layoff," as those terms are defined in the WARN Act, the Buyer shall be solely responsible for providing any notice required by the WARN Act and for making payments, if any, and paying all penalties and costs, if any, which may result from any failure to provide such notice.
7.10. Exclusivity. From the Effective Date until the Closing or the earlier termination of this Agreement pursuant to ARTICLE IX, except for the transactions contemplated by this Agreement, none of the Sellers, the Sellers Representative or the Company shall (and the Company shall not permit the Company Subsidiaries to) solicit, encourage or enter into or participate in any negotiation, discussion, contract, agreement, instrument, arrangement, communication or understanding with any Person, or provide information or documentation to any other Person, with respect to any acquisition of, or investment in, the Company and the Company Subsidiaries, whether by way of sale or exchange of capital stock or other equity interests, sale of assets, merger, consolidation, business combination, recapitalization or otherwise. The Sellers, the Sellers Representative or the Company shall notify the Buyer promptly if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).
7.11. Confidentiality.
(a) Each Seller agrees that, from and after the Closing, without the prior written consent of the Buyer, such Seller will not, and will cause his, her or its Affiliates not to, disclose to any third party any Confidential Information, except to the extent such disclosure (a) is required by Law or Order (in which event such Seller will, to the extent practicable, inform the Buyer in advance of any such required disclosure, will cooperate, at the Buyer's sole expense, with the Buyer in all reasonable ways in obtaining a protective order or other protection in respect of such required disclosure, and will limit such disclosure to the extent reasonably possible while still complying with such requirements), (b) is required to defend any Action made or taken against such Seller or otherwise involving such Seller, (c) is required to enforce such Seller's rights under this Agreement or the Ancillary Agreements, (d) is required to comply with Laws applicable to such Seller or is required to comply with reporting obligations pursuant to any securities Laws applicable to such Seller, (e) made pursuant to and in compliance with the terms of Section 7.4 (without regard to any temporal limitation in Section 7.4) or (f) is to such Seller's direct and indirect equityholders, entities associated with, or sponsored or managed by such equityholders, and their respective Affiliates and the respective partners, members, officers, directors, employees, accountants, counsel and advisors of any of the foregoing, so long as (i) such Persons are bound by confidentiality obligations no less restrictive than those contained in this Section 7.11 and (ii) the applicable Seller in any event remains responsible for any breach of this Section 7.11 by any such Person.
(b) The Confidentiality Agreement will continue in full force and effect until the Closing, at which time such Confidentiality Agreement will terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, (i) in the event of a conflict between this Agreement and the Confidentiality Agreement, this Agreement shall govern and control and supersede the conflicting provisions of the Confidentiality Agreement and (ii) it is understood and agreed that information may be shared with Debt Financing Sources and/or actual or prospective lenders and investors as contemplated by this Agreement as part of a customary arrangement of the Debt Financing so long as (i) such Debt Financing Sources and/or actual or prospective lenders are bound by confidentiality obligations no less restrictive than those contained in the Confidentiality Agreement and (ii) the Buyer in any event remains responsible for any breach of the Confidentiality Agreement by any such Debt Financing Sources and/or actual or prospective lenders. Nothing in this Section 7.11 or the Confidentiality Agreement shall limit the right to make public statements or issue press releases in accordance with Section 7.4.
7.12. Tax Matters.
(a) Cooperation on Tax Matters.

(i) Buyer and the Sellers Representative shall, and shall cause their respective Affiliates to, furnish, or cause to be furnished, to each other, upon request and in a timely manner, such documents (including any documents necessary to enable the parties to file Tax Returns, or cause Tax Returns to be filed), information (including access to the relevant portions of books and records) and assistance relating to the Company, in each case as is reasonably necessary for the filing of any Tax Return or the conduct of any Tax proceeding or review by a third party auditor.
(ii) Buyer and the Sellers Representative shall, and shall cause their respective Affiliates to, (A) retain all of its Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relevant to Taxes, for any Tax period that includes the Closing Date and for all prior Tax periods, of the Company, in each case until the earlier of (x) the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired and (y) the sixth (6th) anniversary of the Closing Date and (B) abide by all record retention agreements entered into with any Taxing Authority with respect to any of the materials described in clause (A).
(iii) Buyer and the Sellers Representative shall each (A) execute and deliver, and cause its Affiliates to execute and deliver, as appropriate, all instruments and certificates reasonably necessary to enable the other party to comply with any filing requirements relating to Transfer Taxes and (B) use commercially reasonable efforts to avail itself of any available exemptions from, or reductions of, any Transfer Taxes under applicable Law.
(b) Transfer Taxes. All Transfer Taxes shall be borne by Buyer. Each Transfer Tax Return shall be prepared and filed, or caused to be prepared and filed, in a timely manner with the appropriate Taxing Authority (A) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (B) by the Sellers Representative if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law; provided that such filing party (x) shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return before the due date for the filing of such Tax Return (including extensions) and (y) shall consider in good faith any comments provided by such other party.
(c) Allocation of Taxes in Straddle Periods. Taxes (other than Transfer Taxes) payable with respect to, and Tax refunds attributable to, a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of Taxes other than those described in clause (ii), on a daily pro rata basis and (ii) in the case of Taxes based upon or measured by income, gain, proceeds, receipts, activities or transactions, as if the Tax period ended as of the end of the day on the Closing Date and, in the case of any such other Taxes that are attributable to the ownership of any Equity Interest in a partnership or other "flowthrough" entity, as if the Tax period of that entity ended as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis, such as the deduction for depreciation or property Taxes, shall be apportioned on a daily basis. This Section 7.12(c) shall not be read or interpreted so as to imply or cause the Sellers to be responsible for Taxes of a Pre-Closing Tax Period except as otherwise specifically provided in this Agreement.

(d) Post-Closing Actions. Prior to the final determination of the Closing Statement under Section 2.3, the amount of any additional Taxes incurred solely as a result of any of the following actions, which would otherwise be included in the calculation of Final Company Debt, Final Selling Expenses or Final Working Capital, shall be excluded from such calculation (except to the extent such action is required by applicable Law): (i) the making or changing of any Tax election of the Company with respect to a Pre-Closing Tax Period or Straddle Period, or (ii) the amending, refiling or otherwise modifying any Tax Return of the Company or a Company Subsidiary for a Pre-Closing Tax Period or Straddle Period, in each case, without the Sellers Representative's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In addition, the Buyer agrees not to cause (and to cause its Affiliates not to cause) the actions described in the foregoing sentence to be taken if such actions would decrease the payments owed to the Sellers pursuant to Section 7.12(g). Buyer shall be a "C corporation" for Tax Law purposes and shall cause the Company to join Buyer's "consolidated group" (within the meaning of Treasury Regulations Section 1.1502-1(h) and any corresponding state or local Tax Law provision) effective as of the beginning of the date following the Closing Date.
(e) Tax Deductions. Any Tax deductions of the Company and any Company Subsidiary (the "Transaction Tax Deductions"), which are attributable to the following shall be allocated to Pre-Closing Tax Periods to the maximum extent permitted by applicable Law (at a "more likely than not" standard): (i) payment or accrual of any amounts included in the calculation of the Final Selling Expenses; (ii) any Option Cancellation Payment; and (iii) payment of any Company Debt (including deductions attributable to capitalized fees, interest and original issue discount). For the avoidance of doubt, Selling Expenses and Option Cancellation Payments shall, to the maximum extent permitted by applicable Tax Law (at a "more likely than not" standard), be allocated to the Pre-Closing Tax Period, regardless of whether such expenses or payments are made or accrued on or after the Closing Date. The Parties agree that any payments made with respect to the Option Cancellation Payment, as contemplated by this Agreement and in connection with the Closing, shall be treated as deductible in a Pre-Closing Tax Period. Buyer shall cause the Company to make the election under Revenue Procedure 2011-29 for any Selling Expense or any other Transaction Tax Deduction that is a "success-based fee" described in Treasury Regulations Section 1.263(a)-5(e)(3).
(f) Tax Returns. The Buyer shall provide the Sellers Representative with a copy of the Company's U.S. Federal income Tax Returns for the taxable year ending on the Closing Date and any other Tax Return claiming any refund to which Section 7.12(g) would apply for its review and comment, no later than fifteen (15) Business Days prior to the due date for filing such Tax Returns (giving effect to valid extensions). The Sellers Representative shall be entitled to provide comments or propose changes with respect to such Tax Return no later than five (5) Business Days after receipt of such Tax Return, and the Buyer shall consider in good faith any reasonable comments or proposed changes timely provided. The Company shall use commercially reasonable efforts to file the Form 1120 for the taxable year ending on the Closing Date no later than the fifteenth day of the fifth month following the month in which the Closing occurs.

(g) Tax Refunds. Subject to the limitations herein, the Sellers shall be entitled to the net amount of any Pre-Closing Tax Refund. Within ten (10) days of the actual receipt in cash of any such Pre-Closing Tax Refund, the Buyer shall pay or cause to be paid, by wire transfer of immediately available funds, to the Sellers Representative (on behalf of, and for further distribution to, the Sellers), any Pre-Closing Tax Refunds, reduced by (but not less than zero) (A) any net out-of-pocket costs (including Taxes) incurred in connection with the claim of, receipt, or payment over of such Pre-Closing Tax Refunds (B) any unreimbursed losses, expenses, or Taxes of the Buyer (or any of its Affiliates) or the Company or any Company Subsidiary arising out of or attributable to income, franchise, margin or similar Taxes of the Company or any Company Subsidiary for any Pre-Closing Tax Period not already reflected as a component in the final calculation of Company Debt, Net Working Capital and Selling Expenses; provided, however, that, for the avoidance of doubt, Buyer shall use commercially reasonable efforts to first recover such losses, expenses and Taxes under the R&W Insurance Policy, and (C) as contemplated by Section 11.1(h), the applicable employer portion of payroll taxes related to any amounts to be paid to Optionholders. Notwithstanding the foregoing or anything to the contrary hereunder, the Buyer and its Affiliates (including, following the Closing, the Company) shall not be required to carryback any losses or other Tax attributes resulting from the Transaction Tax Deductions; and, in the event such a loss or other Tax attribute associated with the Transaction Tax Deductions is carried back to a Pre-Closing Tax Period, such Tax refunds shall be for the benefit of the Buyer and shall not be payable to the Sellers' Representative (for the benefit of the Sellers) hereunder. The obligations set forth in this Section 7.12(g) shall terminate on the date that is three (3) years following the Closing Date.
(h) FIRPTA. At Closing, the Company shall deliver to the Buyer a duly executed certificate (and related notice to the IRS), prepared in accordance with the requirements of Treasury Regulations sections 1.445-2(c))(3) and 1.897-2(h). The Company's obligation to deliver such certificate shall not be considered an obligation under this Agreement for purposes of ARTICLE VIII, but if the Company fails to deliver such certificate, the Buyer shall have the right, pursuant to Section 2.3(g), to withhold any amounts required to be withheld under the Code.
7.13. Representation and Warranty Insurance.
(a) Immediately following the execution and delivery of this Agreement, the Buyer shall authorize and instruct the R&W Insurer to irrevocably bind coverage beginning on the Effective Date under the R&W Insurance Policy, naming the Buyer as the named insured and insuring for any loss, liability, claim, damage, expense or Tax due to breaches of, or inaccuracies in, representations and warranties set forth in ARTICLE IV and ARTICLE V of this Agreement and the Ancillary Agreements. The Buyer acknowledges and agrees that all premiums, underwriting fees, brokers' commissions and all other fees, costs or expenses related to the R&W Insurance Policy will be borne solely by the Buyer.
(b) The Buyer shall ensure that the R&W Insurance Policy contains provisions stating that the R&W Insurer may not seek to enforce any subrogation rights it might have against any Seller, the Company, the Sellers Representative or any Company Subsidiary or any of their respective Affiliates, past, present or future direct or indirect parents, stockholders, optionholders, members, directors, officers, attorneys, partners, employees, auditors, agents or other representatives of any of the foregoing, based upon, arising out of, or related to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the Ancillary Agreements, except in the case of Fraud. Without the Sellers Representative's prior written consent, the Buyer and its Affiliates shall not amend, modify or otherwise change, terminate or waive the R&W Insurance Policy in any manner adverse to Sellers, including effecting any amendment, waiver, or modification, that would allow the R&W Insurer or any other Person to subrogate or otherwise make or bring any action or proceedings against any Seller, the Company, the Sellers Representative or any Company Subsidiary or any of their respective Affiliates, past, present or future direct or indirect parents, stockholders, optionholders, members, directors, officers, attorneys, partners, employees, auditors, agents or other representatives of any of the foregoing, based upon, arising out of, or related to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the Ancillary Agreements, other than in the case of Fraud.
7.14. Cooperation with Financing.
(a) The Buyer acknowledges and agrees that obtaining the Equity Financing or the Debt Financing (defined below) is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Equity Financing or the Debt Financing. If the Equity Financing or the Debt Financing has not been obtained, the Buyer will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.3, to consummate the Closing and the other transactions contemplated by this Agreement.
(b) Prior to the Closing Date, the Company shall (and the Company shall cause the Company Subsidiaries and its and their respective officers, employees, agents and representatives to), at the sole cost and expense of the Buyer, reasonably cooperate with and reasonably assist the Buyer in connection with the arrangement and syndication of certain debt financing to be provided by certain third party financial institutions (the "Debt Financing"), including (i) causing appropriate senior officers of the Company to participate in a reasonable number of meetings and presentations (or other sessions with the Debt Financing Sources) reasonably required in connection with the Debt Financing, (ii) providing any financial statements and other financial information required pursuant to any debt commitment letter entered into in connection with the Debt Financing (all such statements and information referred to in this clause (ii), together with the Financial Statements, the "Required Information"); (iii) assisting with obtaining customary insurance certificates and endorsements and other customary documentation and items contemplated by the Debt Financing as reasonably requested by the Buyer; (iv) assisting in the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages or other customary certificates or documents as may reasonably be requested by the Buyer upon Closing, including obtaining releases of existing liens; (v) obtaining a certificate of the chief financial officer or person performing similar functions of the Company who will continue in such role after the Closing Date with respect to solvency matters, which certificate would be effective as of the Closing Date; (vi) furnishing no later than four (4) Business Days prior to the Closing Date all reasonably requested documentation and other information required by a Governmental Authority under applicable "know your customer" and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and the Company Subsidiaries to the extent requested at least nine (9) Business Days prior to the Closing Date; and (vii) assisting in the preparation, execution (by officers of the Company who are expected to continue in such roles after the Closing Date) and delivery of one or more credit agreements, pledge and security documents (including customary schedules relating thereto) and other definitive financing documents as may be reasonably requested by Buyer. The Company and the Company Subsidiaries hereby consent to the reasonable use of their logos, names, and trademarks in connection with the Debt Financing; provided, however, that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and the Company Subsidiaries or the reputation or goodwill of the Company and the Company Subsidiaries or any of their respective products, services, offerings or intellectual property rights. Sellers Representative shall, and shall cause the Company and the Company Subsidiaries to, use reasonable best efforts to promptly supplement the Required Information and all other information provided pursuant to this Section 7.14(b) to the extent that any such Required Information or other information, to the Company's Knowledge, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements made in such Required Information, in light of the circumstances under which they were made, not materially misleading. Such cooperation and assistance will only be required during regular business hours, upon reasonable advance notice and in a manner as would not be unreasonably disruptive to the business or operations of the Company and the Company Subsidiaries, as applicable, and will only include such matters that would customarily be done in connection with the arrangement and syndication of credit facilities of the same nature as the Debt Financing. The Buyer shall indemnify and hold harmless the Sellers, the Sellers Representative, the Company and the Company Subsidiaries, and each of their respective directors, managers, members, partners, stockholders, officers, employees, representatives and advisors, from and against any and all losses, damages, claims, penalties, costs and expenses suffered or incurred by any of them in connection with such cooperation and assistance with respect to the Debt Financing or the provision of any information utilized in connection therewith, except to the extent such liabilities, losses, damages, claims or obligations arose out of or resulted from Fraud. The Buyer shall from time to time, promptly upon request by the Sellers Representative, reimburse the Company and the Company Subsidiaries for all reasonable out-of-pocket costs and expenses incurred in connection with this Section 7.14(b).
(c) The Buyer acknowledges and agrees that, except as set forth in Section 7.14(b) above, none of the Sellers, the Company, the Company Subsidiaries, the Sellers Representative and the respective Affiliates, employees, officers, directors, managers, members, stockholders, partners and agents of any of the foregoing will have any responsibility for any financing that the Buyer may raise in connection with the transactions contemplated hereby (other than the Company and the Company Subsidiaries upon and after the Closing Date). The Buyer shall ensure that any offering memorandum, bankers' book or other materials prepared by or on behalf of the Buyer or its Affiliates or financing sources, in connection with the Buyer's financing activities related to the transactions contemplated hereby (collectively, "Offering Materials"), which include any information provided by or on behalf of the Sellers, the Company, the Company Subsidiaries, the Sellers Representative or the respective Affiliates, employees, officers, directors, managers, members, stockholders, partners and agents of any of the foregoing will include a conspicuous disclaimer to the effect that none of the Sellers, the Company, the Company Subsidiaries, the Sellers Representative and the respective Affiliates, employees, officers, directors, managers, members, stockholders, partners and agents of any of the foregoing (other than the Company and the Company Subsidiaries after the Closing Date) will have any responsibility for the content of such Offering Materials and disclaim all responsibility therefor. Notwithstanding anything herein to the contrary, in no event will the Buyer Parties be permitted or entitled to make any claim against any of the Seller Parties resulting from, arising out of or relating to any Offering Material (or any portion thereof), except to the extent any such claim arose out of or resulted from Fraud.
7.15. Non-Solicitation; Non-Compete.
(a) During the Restricted Period, the Restricted Party agrees that it shall not, and shall cause its controlled Affiliates not to, anywhere within the United States of America, directly or indirectly, hire, retain or attempt to hire or retain any director, officer or vice president (or other employee more senior than vice president) of the Company or any Company Subsidiary, or in any way interfere with the relationship between the Company or any of the Company Subsidiaries, on the one hand, and any of the foregoing employees, on the other hand; provided, that the foregoing will not prohibit the Restricted Party or any of its Affiliates from (A) making general solicitations of employment (including through advertisements and employment agencies) that are not targeted at such employees or (B) soliciting or hiring any Person whose employment with the Company or any Company Subsidiary has been terminated for at least twelve (12) months prior to the commencement of any such solicitation or employment discussions.
(b) During the Restricted Period, the Restricted Party agrees that it shall not, and shall cause its controlled Affiliates not to, directly or indirectly, engage in the ownership, management, operation or control of, or otherwise be involved in (including by acquiring an equity interest in, debt or a portion of the assets, rights or properties of, or by forming a joint venture or partnership with, or by providing any loan or other financial assistance to), any of the Persons listed on Section 7.15(b) of the Disclosure Schedule (a "Competitive Business"); provided, that this Section 7.15(b) shall not prohibit the Restricted Party or its Affiliates from making passive equity investments of less than five percent (5%) of the outstanding equity securities that are traded on a securities exchange, or any interest exchangeable or convertible into or providing the right to receive equity securities representing less than five percent (5%) of such outstanding equity securities, of any company which conducts a Competitive Business.
(c) During the Restricted Period, the Restricted Party agrees that it shall not, and shall cause its Affiliates not to, make any statements, orally or in writing, directly or indirectly, about Buyer or its Affiliates or its and its Affiliates' directors, officers or employees (in their capacities as such) that are false, defamatory, disparaging or reasonably likely to harm Buyer, its business interests or reputation, or the reputation of any of Buyer's Affiliates or Buyer's and its Affiliates' directors, officers or employees (in their capacities as such).
(d) Buyer, on the one hand, and the Restricted Party, on the other hand, agree that the duration and geographic scope of the restrictions set forth in this Section 7.15 are fair,

reasonable and necessary to protect the legitimate business interests of Buyer and the goodwill of the Company and the Company Subsidiaries. In the event that any court determines that the duration or geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Restricted Party agrees that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable.
(e) The Restricted Party acknowledges that a remedy at Law for any breach or attempted breach of this Section 7.15 may be inadequate and further agrees that any breach of this Section 7.15 may result in irreparable harm to Buyer, the Company or any of the Company Subsidiaries, and Buyer shall, in addition to any other remedy that may be available to it, be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.
ARTICLE VIII
CONDITIONS TO CLOSING
8.1. Conditions to Obligations of the Parties. The respective obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a) There shall not be any Law in effect that makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and there shall not be any Order (whether temporary, preliminary or permanent in nature) in effect issued by a Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement.
(b) With respect to the Antitrust Approvals, all required waiting periods or necessary permits, approvals, clearances, confirmations, licenses and consents or filings that will be procured in connection with the transactions contemplated by this Agreement must have expired, terminated, been provided or made, as applicable.
8.2. Conditions to Obligations of the Company and the Sellers. The obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions:
(a) The representations and warranties of the Buyer set forth in this Agreement must be true and correct in all respects (without giving effect to any materiality qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such breaches that would not, individually or in the aggregate with any other breaches on the part of the Buyer, materially and adversely affect the ability of the Buyer to consummate the transactions contemplated by this Agreement.
(b) The Buyer must have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) The Buyer must have delivered or caused to be delivered to the Sellers Representative the items required by Section 3.1(c), including the satisfaction of all payment obligations specified in Section 2.2, and directing the Company to pay the aggregate Option Cancellation Payments.
8.3. Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a) (i) The representations and warranties set forth in Sections 4.1, 4.2, 4.4, 4.6(b), 5.1, 5.2(a), 5.2(b), 5.2(c), 5.3(a)(i) and 5.17 must be true and correct in all respects (except for de minimis exceptions) as of the Closing Date as though made on and as of the Closing Date and (ii) all other representations and warranties of Sellers and the Company set forth in this Agreement must be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect.
(b) Each of the Company and the Sellers must have performed in all material respects all obligations required to be performed by such Person under this Agreement at or prior to the Closing.
(c) There shall not have occurred a Material Adverse Effect since the date of this Agreement.
(d) The Sellers Representative must have delivered or caused to be delivered to the Buyer the items required by Section 3.1(b).
ARTICLE IX
TERMINATION
9.1. Right to Terminate. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date by:
(a) the mutual written consent of the Buyer and the Sellers Representative;
(b) the Buyer or the Sellers Representative, upon written notice to the other Parties, if the transactions contemplated by this Agreement have not been consummated on or prior to October 14, 2021 or such later date, if any, as the Buyer and the Sellers Representative agree upon in writing (such date is referred to as the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) will not be available to (i) the Buyer if the Buyer's breach of any provision of this Agreement results in or causes the failure of the transactions contemplated by this Agreement to be consummated by such time, (ii) the Sellers Representative if the Company's or the Sellers' breach of any provision of this Agreement results in or causes the failure of the transactions contemplated by this Agreement to be consummated by such time or (iii) any Party whose willful failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date;
(c) the Buyer or the Sellers Representative, upon written notice to the other Parties, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non‑appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) will not be available to any Party whose breach of any provision of this Agreement results in or causes such Order or such party is not in material compliance with its obligations under Section 7.3;
(d) the Sellers Representative if: (i) the Buyer has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by the Buyer such that the closing condition set forth in Section 8.2(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of the Buyer contained in this Agreement or any such representation or warranty has become inaccurate such that, in each case, the closing condition set forth in Section 8.2(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 9.1(d), such breach or failure to perform is not cured within thirty (30) days after receipt of written notice thereof or is incapable of being cured by the Buyer by the Termination Date; or
(e) the Buyer if: (i) the Company or any Seller shall have breached or failed to perform any of their respective covenants or other agreements contained in this Agreement to be complied with by such Party such that the closing condition set forth in Section 8.3(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of the Company or any of the Sellers contained in this Agreement or any such representation or warranty has become inaccurate such that, in each case, the closing condition set forth in Section 8.3(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 9.1(e), such breach or failure to perform is not cured within thirty (30) days after receipt of written notice thereof or is incapable of being cured by the Company or the Sellers by the Termination Date.
9.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, the provisions of this Agreement will immediately become void and of no further force and effect (other than Section 7.2 (as such Section relates to confidentiality), Section 7.4, the indemnification and reimbursement obligations of Section 7.14(b), this Section 9.2 and ARTICLE XI (other than Section 11.5), which will survive the termination of this Agreement); provided, however, that nothing herein will relieve any Party from any liability for any pre-termination willful and material breach by such Party of its covenants or agreements set forth in this Agreement.
ARTICLE X
REMEDIES
10.1. Non-Survival. The representations and warranties of the Sellers, the Company and the Buyer contained in this Agreement will not survive the Closing and will terminate effective immediately as of the Closing such that, except in the case of Fraud, no claim for breach of any representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought with respect to any representation or warranty after the Closing. The covenants and agreements of any Party set forth in this Agreement to the extent contemplating or requiring performance by such Party prior to the Closing will terminate effective immediately as of the Closing such that no claim for breach of any such covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing. The covenants and agreements of any Party set forth in this Agreement to the extent contemplating or requiring performance by such Party following the Closing (collectively, the "Post-Closing Covenants") will survive after the Closing Date in accordance with their respective terms. NEITHER THE BUYER NOR THE COMPANY (AFTER CLOSING) SHALL HAVE ANY POST-CLOSING REMEDY FOR BREACHES OF ANY REPRESENTATION, WARRANTY, AGREEMENT OR COVENANT SET FORTH IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT DELIVERED AT OR PRIOR TO THE CLOSING, EXCEPT FOR THOSE COVENANTS AND AGREEMENTS THAT BY THEIR TERMS APPLY OR ARE TO BE PERFORMED IN WHOLE OR IN PART AFTER THE CLOSING OR IN THE CASE OF FRAUD.
10.2. Release.
(a) From and after Closing, the Buyer's sole source for any claim for breach of any representation or warranty contained in this Agreement will be the R&W Insurance Policy. Except for (i) a claim against any Party who is breaching any Post-Closing Covenant against such Party, (ii) in accordance with Section 2.3, or (iii) a claim for Fraud (clauses (i) through (iii) under this Section 10.2(a) are collectively referred to as the "Buyer Non-Released Claims"), from and after the Closing, the Buyer shall not, and shall cause its Affiliates (including the Company and the Company Subsidiaries) and its and their respective directors, managers, members, partners, stockholders, optionholders, officers and employees (collectively, the "Buyer Parties") to not, file any claim related to this Agreement. In furtherance of the foregoing and except with respect to the Buyer Non-Released Claims, the Buyer, for itself and for the Buyer Parties, hereby (x) expressly waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any of the Sellers, their respective Affiliates and each of their and their respective Affiliates' directors, managers, members, partners, stockholders, optionholders, officers and employees (collectively, the "Seller Parties") relating (whether directly or indirectly) to the subject matter of this Agreement arising under or based upon any Law or otherwise, including any rights, claims or causes of action with respect to any environmental, health or safety matters, and (y) acknowledges and agrees that no Seller Party will have any liability with respect to another Seller's breach of any representation or warranty contained in ARTICLE IV, another Seller's failure to perform any covenant or agreement contained in this Agreement or another Seller's Fraud.
(b) From and after Closing, the Sellers will not have any claims for breach of any representation or warranty contained in this Agreement. Except for (i) a claim against any Party who is breaching any Post-Closing Covenant against such Party, (ii) in accordance with Section 2.3, or (iii) a claim for Fraud (clauses (i) through (iii) under this Section 10.2(b) are collectively referred to as the "Seller Non-Released Claims"), from and after the Closing, the

Sellers shall not, and shall cause the Seller Parties to not, file any claim related to this Agreement. In furtherance of the foregoing and except with respect to the Seller Non-Released Claims, each Seller, for itself and for the Seller Parties, hereby expressly waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Buyer and the Buyer Parties relating (whether directly or indirectly) to the subject matter of this Agreement arising under or based upon any Law or otherwise.
ARTICLE XI
MISCELLANEOUS
11.1. Sellers Representative.
(a) Sellers Representative is hereby designated by each of the Sellers to serve as the Sellers Representative with respect to the matters set forth in this Agreement and the Equity Commitment Letter to be performed by the Sellers Representative. By the approval of this Agreement, each Seller hereby irrevocably constitutes and appoints the Sellers Representative as the representative, agent, proxy, and attorney in fact for such Seller for all purposes set forth in this Agreement and the Equity Commitment Letter, including the full power and authority on such Seller's behalf to (i) interpret the terms and provisions of this Agreement, the Ancillary Agreements and the Equity Commitment Letter, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, the Ancillary Agreements and the Equity Commitment Letter, (iii) receive service of process in connection with any claims under this Agreement or the Equity Commitment Letter, (iv) exclusively agree to, negotiate, enter into settlements and compromises of, assume the defense of claims and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Sellers Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (vi) make any determinations and settle any matters in connection with the adjustments to the Initial Purchase Price and the Post-Closing Adjustment pursuant to Section 2.3, (vii) pay costs and expenses incurred in connection with the negotiation and performance of this Agreement (whether incurred on or after the date hereof), including by using funds in the Reserve Amount, (viii) pay, on the Sellers' behalf, all costs, expenses and amounts for which Sellers are responsible under this Agreement, including by using funds from the Reserve Amount (ix) dispute or refrain from disputing, on behalf of such Seller, any amounts to be received by any Sellers under this Agreement or any Ancillary Agreements, any matters under the Equity Commitment Letter or any claim made by the Buyer under this Agreement or any Ancillary Agreements, (x) negotiate and compromise, on behalf of such Seller, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement, any Ancillary Agreements or the Equity Commitment Letter, (xi) engage attorneys, accountants, agents or consultants on behalf of Sellers in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto, (xii) administer, receive, pay out, deduct, hold back and/or redirect any funds, including the Reserve Amount, that may be payable to any Seller pursuant to the terms of this Agreement or any Ancillary Agreement for any costs, fees, expenses and other liabilities incurred by the Sellers Representative, acting in such capacity, in connection with this Agreement, the Ancillary Agreements or the Equity Commitment Letter, (xiii) to retain the Reserve Amount and pay any expenses of the Company, the Sellers or the Sellers Representative therefrom, and (xiv) take all actions necessary or appropriate in the judgment of the Sellers Representative on behalf of the Sellers in connection with this Agreement, the Ancillary Agreements and the Equity Commitment Letter. Each Seller agrees that such agency and proxy and the authority granted to Sellers Representative (i) are coupled with an interest, are therefore irrevocable without the consent of the Sellers Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of such Seller and (ii) shall survive Closing. All decisions and actions by the Sellers Representative (to the extent authorized by this Agreement) shall be binding upon all of the Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.
(b) Such agency may be changed by the holders of a majority in interest of the Shares (the "Majority-in-Interest") from time to time upon not less than five (5) days' prior written notice to the Buyer. The Sellers Representative, or any successor hereafter appointed, may resign at any time by written notice to the Buyer. A successor Sellers Representative will be named by the Majority-in-Interest. All power, authority, rights and privileges conferred in this Agreement to the Sellers Representative will apply to any successor Sellers Representative.
(c) Sellers Representative, in its capacity as Sellers Representative, shall have no liability to Buyer for any default under this Agreement or any Ancillary Agreement by any Seller.
(d) Each Seller shall be responsible for, and promptly upon the written request of Sellers Representative shall pay to or as directed by Sellers Representative, its Allocable Portion of any fees and expenses reasonably incurred by Sellers Representative in connection with this Agreement and any Ancillary Agreement; provided, however, that the Sellers Representative shall first obtain such fees and expenses from any remaining portion of the Reserve Amount.
(e) Each Seller hereby severally, for itself only and not jointly and severally, agrees to indemnify and hold harmless the Sellers Representative against its Allocable Portion of all fees, costs, expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Sellers Representative in connection with any action, suit or proceeding to which the Sellers Representative is made a party by reason of the fact it is or was acting as the Sellers Representative pursuant to the terms of this Agreement.
(f) The decision of each Seller to consummate the transactions contemplated pursuant to this Agreement has been made by such Seller independently of any other Seller and independently of any information, materials, statements or opinions as to the terms and conditions of this Agreement and any Ancillary Agreement that may have been made or given by Sellers Representative, any other Seller or by any agent, employee or other representative of Sellers Representative, or any other Seller, and neither Sellers Representative nor any Seller or any of their respective agents, employees or other representatives shall have any liability to any other Seller (or any Person) relating to or arising from any such information, materials, statement or opinions, except as expressly provided in a written agreement, if any, between or among Sellers.
(g) The Sellers Representative will not be liable for any act done or omitted under this Agreement as Sellers Representative while acting in good faith, and any act taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of such good faith. The Buyer agrees that it will not look to the personal assets of the Sellers Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Company (pre-Closing) or the Sellers, as the case may be. In performing any of the Sellers Representative's duties under this Agreement or any Ancillary Agreements, the Sellers Representative will not be liable to the Sellers for any losses that any such Person may incur as a result of any act, or failure to act, by the Sellers Representative under this Agreement or any Ancillary Agreements, and the Sellers Representative will be indemnified and held harmless by the Sellers for all losses, except to the extent that the actions or omissions of the Sellers Representative constituted gross negligence or willful misconduct. The limitation of liability provisions of this Section 11.1(g) will survive the termination of this Agreement and the resignation of the Sellers Representative.
(h) Each Seller hereby authorizes the Sellers Representative to pay from the Reserve Amount on behalf of such Seller, and to the extent paid by the Sellers Representative from its own funds, obtain reimbursement from the Reserve Amount for, any fees, costs and expenses incurred by the Sellers Representative in the performance of its role as Sellers Representative hereunder (whether prior to or after the Closing). Following payment by the Sellers Representative of amounts pursuant to this Section 11.1, the Sellers Representative shall distribute to each Seller such Seller's Allocable Portion of the remaining Reserve Amount, if any; provided, however, that (i) any such amounts to be released to Optionholders shall be reduced by the applicable employer portion of payroll taxes related to such amount, which portion shall be paid to the Company (and the Buyer and the Sellers Representative shall cooperate in good faith to calculate the applicable employer portion of payroll taxes related to such amount) and (ii) any such amounts to be released to Optionholders shall, after giving effect to the reduction referred to in clause (i), be paid to the Company for further payment by the Company (and the Buyer agrees to cause the Company to promptly pay) to the applicable Optionholders through the Company payroll in accordance with Section 2.3(f) (provided that any Optionholder who is not an employee of the Company at the time of such payment shall be paid directly by the Company and not via payroll). The Sellers Representative may make such distributions in multiple pro rata installments as the Sellers Representative deems prudent in the circumstances. For the avoidance of doubt, Sellers Representative may retain the Reserve Amount for, in whole or in part, for so long as Sellers Representative, in its sole discretion, determines necessary or appropriate to carry out the transactions contemplated by this Agreement. For all Tax purposes, the Reserve Amount shall be treated as having been received and voluntarily set aside by the Sellers at the time of Closing, after any withholding required by applicable Tax Law; provided, that any such withholding shall be applied against amounts payable to the Optionholders hereunder on the Closing Date and not against the Reserve Amount.

(i) All of the indemnities, immunities and powers granted to Sellers Representative under this Section 11.1 shall survive Closing and/or any termination of this Agreement.
(j) The Buyer may rely on the appointment and authority of the Sellers Representative granted pursuant to this Section 11.1 until receipt of written notice of the appointment of a successor Sellers Representative made in accordance with this Section 11.1. In so doing, the Buyer may rely on any and all actions taken by and decisions of the Sellers Representative under this Agreement and the Escrow Agreement notwithstanding any dispute or disagreement among any of the Sellers or the Sellers Representative with respect to any such action or decision without any liability to, or obligation to inquire of, any Seller, the Sellers Representative or any other Person.
11.2. Expenses. Except as set forth in this Agreement, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid, (a) in the case of the Company, by the Company (if the transactions contemplated by this Agreement are not consummated), or will be treated as Selling Expenses (if the transactions contemplated by this Agreement are consummated) to the extent unpaid at the Closing, (b) in the case of the Buyer, by the Buyer, and (c) in the case of the Sellers Representative, by the Sellers Representative from the Reserve Amount and, upon exhaustion of such amount, by the Sellers. All of the fees of the Escrow Agent shall be borne one-half by the Sellers, on the one hand (as a Selling Expense) and one-half by the Buyer, on the other hand.
11.3. Successors and Assigns. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of such Party's rights or delegate any of such Party's obligations under this Agreement to any Person without the prior written consents of the other Parties, and any purported assignment or delegation without such prior written consents will be void and of no effect; provided, however, that (a) the Sellers Representative may assign any of its rights and delegate any of its obligations under this Agreement (on a full or partial basis, permanently or temporarily, or for one or more specific instances or circumstances) to any Person (including any Seller) approved by the Majority-in-Interest, and (b) the Buyer (i) may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as the Buyer first provides written notice to the Company and is not relieved of any liability or obligations hereunder, and (ii) may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates (including the lenders under the Debt Financing).
11.4. Third-Party Beneficiaries. Except as contemplated by Sections 6.8, 7.7, 7.13, 10.2, 11.16, 11.17, 11.20, 11.21 and 11.22 (to the extent each of such provision contemplates third party beneficiaries), each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.
11.5. Further Assurances. The Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement. Each

Party shall cooperate affirmatively with the other Parties to the extent reasonably requested by the other Parties in connection with the foregoing.
11.6. Notices. All notices and other communications under this Agreement must be in writing and will be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight carrier, or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and e-mail addresses (or to such other address or e-mail address as a Party may have specified by notice given to the other Parties pursuant to this Section 11.6):
If to the Buyer or, after Closing, the Company:
Address:
Attention:
Email:

with a copy to (which will not constitute notice):
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
Attention: Carolyn Vardi
Scott Abramowitz
Email: Carolyn.Vardi@ropesgray.com
Scott.Abramowitz@ropesgray.com

If to the Sellers Representative or the Sellers or, before Closing, the Company:

Address: 301 Riverside Avenue
Second Floor,
Westport, Connecticut 06880
Attention: David Swanson
Email: dswanson@compassdiversified.com
with a copy to (which will not constitute notice):
Squire Patton Boggs (US) LLP
Address: 201 E. Fourth Street
Suite 1900
Cincinnati, Ohio 45202
Attention: Stephen C. Mahon
Evan A. Toebbe
Email: stephen.mahon@squirepb.com
evan.toebbe@squirepb.com

11.7. Complete Agreement. This Agreement, the Ancillary Agreements, the Schedules, the Disclosure Schedule and the Exhibits attached hereto and the other documents delivered and contemplated to be delivered by the Parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect thereto.
11.8. Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.
11.9. Amendment. Subject to Section 11.22, this Agreement may be amended or modified only by an instrument in writing duly executed by the Sellers Representative (on behalf of the Sellers) and the Buyer.
11.10. Waiver. At any time, the Sellers Representative and the Buyer may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the covenants, agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by the Sellers Representative, on behalf of the Sellers if the Sellers are making the waiver, or the Buyer, if the Buyer is making the waiver. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.
11.11. Governing Law; Consent to Jurisdiction. This Agreement is to be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without regard to its rules of conflict of laws. Except as set forth in Section 2.3 and subject to Section 11.22, each Party hereby (a) irrevocably submits, and agrees to cause each of his, her or its Affiliates to submit, to the exclusive jurisdiction of the Commercial Division of the Supreme Court of the State of New York located in the City and County of New York, which court will have exclusive jurisdiction over the adjudication of such matters and will decide the merits of each claim on the basis of the internal laws of the State of New York, without regard to its rules of conflict of laws, and any state appellate court therefrom within the State of New York (or, if the Supreme Court of the State of New York declines to accept jurisdiction over a particular matter, then any state or federal court within the State of New York in the City and County of New York) for the purpose of any Action arising out of or based upon this Agreement or relating to the subject matter hereof, and (b) waives, and agrees to cause each of his, her or its Affiliates to waive, to the extent not prohibited by applicable Law, and agrees not to assert, and agrees not to cause or permit any of his, her or its Affiliates to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each Party hereby consents to service of process in any such proceeding in any manner permitted by applicable Law and agrees that service of process by registered or certified mail, return receipt requested, at his, her or its address specified pursuant to Section 11.6 is reasonably calculated to give actual notice.
11.12. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES, AND AGREES TO CAUSE EACH OF HIS, HER OR ITS AFFILIATES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF HIS, HER OR ITS AFFILIATES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INFORMED BY THE OTHER PARTIES THAT THIS SECTION 11.12 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THE RIGHT TO TRIAL BY JURY.
11.13. Severability. Any term or provision of this Agreement that is found to be invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is found to be so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
11.14. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which will constitute but one instrument. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Parties. The signatures of all of the Parties need not appear on the same counterpart. The delivery of signed counterparts by electronic mail which includes a copy of the sending party's signature(s) (including by ".pdf" format) is as effective as signing and delivering the counterpart in person.
11.15. Enforcement of Agreement. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement was not performed in accordance with its terms or was otherwise breached or threatened to be breached. It is accordingly agreed that (a) the Parties shall be entitled to equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, (b) the provisions set forth in Section 11.15 are not intended to and do not adequately compensate for the harm that would result from a breach of this

Agreement, and shall not be construed to diminish or otherwise impair in any respect any Party's right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Sellers nor Buyer would have entered into this Agreement. Such equitable relief shall be in addition to any other remedy to which the Parties hereto are entitled at law or in equity as a remedy for such nonperformance, breach or threatened breach. Any Party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection with any such injunction and any Party against whom such injunction is entered agrees not to request or demand any bond or security in connection therewith. The Parties shall not assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and shall not assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.
11.16. Release.
(a) The Buyer agrees that, effective as of the Closing Date, the Buyer, the Company and the Company Subsidiaries will be deemed to have released and discharged the Seller Parties (whether in such person's capacity as a Seller, stockholder, optionholder, member, director, manager, officer, employee or otherwise) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, to the extent based upon or arising out of the dealings among any of the Seller Parties, on the one hand, and the Company or the Company Subsidiaries, on the other hand, on or prior to the Closing (collectively, the "Buyer Released Claims"). The Buyer acknowledges that the Laws of many states provide substantially the following: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR." The Buyer acknowledges that such provisions are designed to protect a party from waiving claims that it does not know exist or may exist. Nonetheless, the Buyer agrees that, effective as of the Closing Date, the Company and the Company Subsidiaries will be deemed to waive any such provision (subject to the limitations herein). The Buyer further agrees that it will not, directly or indirectly, cause the Company or the Company Subsidiaries to (i) institute a lawsuit or other legal proceeding to the extent based upon, arising out of, or relating to any of the Buyer Released Claims or (ii) participate, assist, or cooperate in any such proceeding except as otherwise required by applicable Law. Notwithstanding the foregoing but, for the avoidance of doubt, without limiting Sections 10.1 and 10.2 of this Agreement, each of the Buyer, the Company and the Company Subsidiaries shall retain and does not release (i) its rights and interests under the terms and conditions of this Agreement and the Ancillary Agreements, (ii) its rights, claims, demands, actions or causes of action in respect of any other Contract to which Seller Party is a party and under which such Seller Party has ongoing liabilities or obligations to any of the Buyer, the Company and the Company Subsidiaries at or after the Closing, in each case of the foregoing clauses (i) and (ii) only to the extent set forth herein or therein, (iii) any Seller Party with respect to any such causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind to the extent arising out of such Seller Party's Fraud or (iv) claims against a Seller who is or was an employee of the Company or any Company Subsidiary arising out of or pertaining to the fact that such Seller is or was an employee of the Company or any Company Subsidiary.
(b) Each Seller agrees that, effective as of the Closing Date, such Seller will be deemed to have released and discharged the Company and the Company Subsidiaries from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, to the extent based upon or arising out of the dealings among such Seller or any of the Seller Parties, on the one hand, and the Company or the Company Subsidiaries, on the other hand, on or prior to the Closing, including, for the avoidance of doubt, such Seller's ownership of Equity Interests in the Company (collectively, the "Seller Released Claims"). Such Seller acknowledges that the Laws of many states provide substantially the following: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR." Such Seller acknowledges that such provisions are designed to protect a Person from waiving claims that it does not know exist or may exist. Nonetheless, such Seller agrees that, effective as of the Closing Date, such Seller will be deemed to waive any such provision (subject to the limitations herein). Such Seller further agrees that it will not, directly or indirectly, cause the Seller Parties to (i) institute a lawsuit or other legal proceeding to the extent based upon, arising out of, or relating to any of the Seller Released Claims or (ii) participate, assist, or cooperate in any such proceeding except as otherwise required by applicable Law. Notwithstanding the foregoing but, for the avoidance of doubt, without limiting Sections 10.1 and 10.2 of this Agreement, each Seller Party shall retain and does not release (i) its rights and interests under the terms and conditions of this Agreement and the Ancillary Agreements, (ii) its rights, claims, demands, actions or causes of action in respect of any other Contract to which Buyer, the Company or the Company Subsidiaries is a party and under which such Buyer, the Company or the Company Subsidiaries has ongoing liabilities or obligations to any of the Seller Parties at or after the Closing, in each case of the foregoing clauses (i) and (ii) only to the extent set forth herein or therein or (iii) Buyer with respect to any such causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind to the extent arising out of such Buyer's Fraud.
11.17. Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties to this Agreement and then only with respect to the specific express obligations set forth herein with respect to such Party. Except for claims based on Fraud, no past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party, or any of their respective heirs, representatives, successors or permitted assigns ("Nonparty Affiliate"), will have any liability for any obligations or liabilities of any Party under this Agreement or for any Action based upon, in respect of or by reason of the transactions contemplated hereby. To the maximum extent permitted by Law, and except for claims based on Fraud, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Confidentiality Agreement, each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
11.18. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, then this Agreement will be construed as drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder; (b) all references to the preamble, Recitals, Sections, Articles, Exhibits, Schedules or Disclosure Schedule are to the preamble, Recitals, Sections, Articles, Exhibits, Schedules or Disclosure Schedule of or to this Agreement; (c) the words "herein", "hereto", "hereof", "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular section or paragraph hereof; (d) masculine gender will also include the feminine and neutral genders and vice versa; (e) words importing the singular will also include the plural, and vice versa; (f) the words "include", "including" and "or" mean without limitation by reason of enumeration; (g) all references to "$" or dollar amounts are to lawful currency of the United States of America; (h) the terms "delivered" or "made available" when used in this Agreement mean that the information referred to has been physically or electronically delivered to the Buyer in the data room established on behalf of the Company with Datasite under the name "Project Stockton" as of 5:00 p.m. New York City time at least one (1) Business Day prior to the date hereof; and (i) time periods within or following which any payment is to be made or any act is to be done will be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.
11.19. Disclosure Schedule. For the purposes of the Disclosure Schedule, any information, item or other disclosure set forth in any section of the Disclosure Schedule will be deemed to have been set forth in all other applicable section of the Disclosure Schedule and disclosed not only in connection with the representation and warranty specifically referenced in a given section of the Disclosure Schedule but will be deemed to be disclosed and incorporated by reference in any other sections of the Disclosure Schedule as though fully set forth in such section of the Disclosure Schedule to the extent the relevance of such matter to such section is reasonably apparent on its face. Inclusion of information in any part of the Disclosure Schedule will not be construed as an admission that such information is material to the business, properties, financial condition or results of operations of the Company or the Company Subsidiaries. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected therein and the inclusion of such matters will not be deemed an admission that such matters were required to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

11.20. Conflict of Interest. The Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company Subsidiaries), acknowledges and agrees that Squire Patton Boggs (US) LLP ("Squire Patton Boggs") has acted as counsel for Compass Diversified Holdings ("CDH"), Sellers Representative, the Company and/or their respective Affiliates in certain matters for several years and that CDH and Sellers Representative reasonably anticipate that SPB will continue to represent them and/or such other parties (other than the Company and its Company Subsidiaries) in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company Subsidiaries), expressly: (a) consents to Squire Patton Boggs' representation of CDH and Sellers Representative and/or their Affiliates in any post-Closing matter in which the interests of Buyer, the Company or any of the Company Subsidiaries, on the one hand, and CDH and Sellers Representative or their Affiliates, on the other hand, are adverse, including, without limitation, any matter relating to this Agreement; and (b) consents to the disclosure by Squire Patton Boggs to CDH and Sellers Representative or their Affiliates of any information learned by Squire Patton Boggs in the course of its representation of CDH, Sellers Representative, the Company or their respective Affiliates. Without limiting the generality of the foregoing, after the Closing, Squire Patton Boggs is permitted to represent CDH, the Sellers, the Sellers Representative and their respective agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute ("dispute" includes litigation, arbitration or other adversary proceeding) with the Buyer, the Company, the Company Subsidiaries or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement and any related matter. Furthermore, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company Subsidiaries), irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of CDH or Sellers Representative and/or their Affiliates by Squire Patton Boggs in the transactions contemplated hereby, to the extent that such information or documentation was privileged as to CDH or Sellers Representative and/or their Affiliates. Upon and after the Closing, the Company and its Company Subsidiaries shall cease to have any attorney-client relationship with Squire Patton Boggs, unless and to the extent Squire Patton Boggs is specifically engaged in writing by the Company or any of the Company Subsidiaries to represent such Person after the Closing and such engagement either (i) involves no unwaived conflict of interest with respect to CDH or Sellers Representative and/or their Affiliates or (ii) CDH and Sellers Representative and/or their Affiliates, as applicable, consents in writing at the time to such engagement. Any such representation by Squire Patton Boggs after the Closing shall not affect the foregoing provisions hereof. For example, and not by way of limitation, even if Squire Patton Boggs is representing the Company or the Company Subsidiaries after the Closing, Squire Patton Boggs is permitted simultaneously to represent the Sellers and the Sellers Representative in any matter, including any disagreement or dispute relating hereto. Furthermore, Squire Patton Boggs is permitted to withdraw from any representation of the Company or the Company Subsidiaries in order to be able to represent or continue so representing the Sellers or the Sellers Representative, even if such withdrawal causes the Company, the Company Subsidiaries or the Buyer additional legal expense (such as to bring new counsel "up to speed"), delay or other prejudice.
11.21. Privileged Communications. The Buyer agrees that, as to all communications between and among all counsel (including Squire Patton Boggs) for the Sellers, the Company, the

Company Subsidiaries or their respective Affiliates, on the one hand, and the Sellers Representative, the Sellers, the Company, the Company Subsidiaries or their respective Affiliates, on the other hand, that relate in any way to the transactions contemplated by or in connection with this Agreement (collectively, the "Privileged Communications"), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to the Sellers and may be controlled by the Sellers and will not pass to or be claimed by the Buyer or any of its Affiliates (including, following the Closing, the Company and the Company Subsidiaries). The Privileged Communications are the property of the Sellers and, from and after the Closing, none of the Buyer, its Affiliates (including, following the Closing, the Company and the Company Subsidiaries) or any Person purporting to act on behalf of or through the Buyer or such Affiliates will seek to obtain the Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means. The Buyer and its Affiliates (including, following the Closing, the Company and the Company Subsidiaries) further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the Sellers or any of their respective Affiliates after the Closing. The Privileged Communications may be used by the Sellers Representative, the Sellers or any of their respective Affiliates in connection with any dispute that relates to the transactions contemplated by or in connection with this Agreement, including in any claim brought by the Buyer. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer or any of its Affiliates and a third party (other than a party to this Agreement or any of its Affiliates) after the Closing, the Buyer and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party; provided that neither the Buyer nor its Affiliates (including, following the Closing, the Company and the Company Subsidiaries) may waive such privilege without the prior written consent of the Sellers Representative.
11.22. Debt Financing Matters. Notwithstanding anything herein to the contrary, the Parties hereby agree that (a) no Debt Financing Source shall have any liability (whether in contract or in tort, at law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 11.22 shall limit the liability or obligations of the Debt Financing Sources under any debt commitment letter or any fee letter related to such debt commitment letter, in each case, as such letters may be amended, supplemented or otherwise modified from time to time), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, any debt commitment letter, any debt fee letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in the City of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court from any thereof, (c) any interpretation of any debt commitment letter or debt fee letter will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, (d) no party hereto will bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such claim, suit, action or proceeding in any other court, (e) the waiver of rights to trial by jury set forth in Section 11.12 applies to any such claim, suit, action or proceeding, (f) only the Buyer (including its permitted successors and assigns under any debt commitment letter) and the other parties to any debt commitment letter at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation relating to the Debt Financing pursuant to terms of any debt commitment letter, (g) no amendment or waiver of this Section 11.22 that is adverse in any material respect to any Debt Financing Source shall be effective without the prior written consent of such Debt Financing Source (or, in the case of any Debt Financing Source that is not a party to any debt commitment letter or definitive agreement with the Buyer, without the prior written consent of the Debt Financing Source with whom it is affiliated that has entered into a debt commitment letter or definitive agreement with the Buyer and from whom its rights arise) and (h) the Debt Financing Sources are express and intended third party beneficiaries of this Section 11.22. This Section 11.22 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

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IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE COMPANY:

LIBERTY SAFE HOLDING CORPORATION

By:	/s/ David Swanson
Name: David Swanson
Title: President

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLER:

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ Ryan J. Faulkingham
Name: Ryan J. Faulkingham
Title: Chief Financial Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS:

MADISON CAPITAL FUNDING CO-INVESTMENT FUND LP (SERIES 2010)

By:	/s/ Kevin Bolash
Name: Kevin Bolash
Title: Managing Director

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS:

By:	/s/ Jeffrey H. Talley
Jeffrey H. Talley, in his individual capacity

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS:

STEPHEN L. H. ALLRED, PAMELA K. ALLRED AND STEPHEN RYAN ALLRED, TRUSTEES OF THE ALLRED ASSET PROTECTION TRUST U/A/D SEPTEMBER 16, 2014

By:	/s/ Stephen L.H. Allred
Name: Stephen L.H. Allred
Title: Trustee

By:	/s/ Pamela K. Allred
Name: Pamela K. Allred
Title: Trustee

By:	/s/ Stephen Ryan Allred
Name: Stephen Ryan Allred
Title: Trustee

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS:

By:	/s/ Justin Buck
Justin Buck, in his individual capacity

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS:

By:	/s/ Greg Clements
Greg Clements, in his individual capacity

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Jeffrey H. Talley
Jeffrey H. Talley

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Stephen L. Allred
Stephen L. Allred

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Justin Buck
Justin Buck

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Greg Clements
Greg Clements

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Daniel Miller
Daniel Miller

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Brent Simpson
Brent Simpson

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Brad Higginson
Brad Higginson

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE OPTIONHOLDERS:

By:	/s/ Joe Fail
Joe Fail

IN WITNESS WHEREOF, the Parties have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE SELLERS REPRESENTATIVE:

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ Ryan J. Faulkingham
Name: Ryan J. Faulkingham
Title: Chief Financial Officer

THE BUYER:

INDEPENDENCE BUYER, INC.

By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: President

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